Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Expressed in thousands of United States dollars, unless otherwise stated)

Consolidated Financial Statements
For the years ended December 31, 2022 and 2021

Management’s Responsibility for Financial Reporting
The accompanying consolidated financial statements of Equinox Gold Corp. and its subsidiaries (“Equinox Gold” or the “Company”) and all the information in the annual report are the responsibility of management and have been approved by the Board of Directors.
The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Financial statements are not exact since they include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis to ensure that the consolidated financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the consolidated financial statements.
Equinox Gold maintains systems of internal accounting and administrative controls to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded. The Company’s internal control over financial reporting as of December 31, 2022, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee (“Committee”).
The Committee is appointed by the Board of Directors, and all of its members are independent directors. The Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over financial reporting, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual consolidated financial statements, management’s discussion and analysis and the external auditors’ reports. The Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the Company’s shareholders. The Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors.
The consolidated financial statements have been audited by KPMG LLP, an independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the Company’s shareholders. KPMG LLP has full and free access to the Committee.

/s/ Greg Smith	/s/ Peter Hardie

Greg Smith	Peter Hardie
Chief Executive Officer	Chief Financial Officer

February 21, 2023

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca
Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Equinox Gold Corp.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Equinox Gold Corp. and its subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of (loss) income, comprehensive (loss) income, cash flows and changes in equity for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 21, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Assessment of the recoverable amount of the Los Filos CGU
As discussed in Note 9 (c) to the consolidated financial statements, the Company reviews the carrying amounts of its mineral properties, plant and equipment at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. The Company identified an indicator of impairment for Los Filos and as a result, assessed the recoverable amount of the Los Filos CGU as of September 30, 2022. The Company determined that the recoverable amount of the Los Filos CGU at September 30, 2022 was more than the carrying amount and that no impairment loss was required to be recognized.

We identified the assessment of the recoverable amount of the Los Filos CGU to be a critical audit matter. A high degree of auditor judgment was required to evaluate the inputs used to estimate the recoverable amount. Significant assumptions used in the determination of the recoverable amount included future metal prices, future production based on current estimates of mineral reserves, future operating and capital expenditures, discount rate, and the in-situ value for unmodelled mineral resources based on comparable market transactions. Changes in any of these assumptions could have had a significant effect on the determination of the estimated recoverable amount.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's process to determine the recoverable amount of the Los Filos CGU. This included controls over the Company’s development of the significant assumptions used to estimate the recoverable amount of the Los Filos CGU. We compared the amount of reserves and resources in the valuation model to the Feasibility Study dated October 19, 2022. We evaluated the competence, experience, and objectivity of the qualified persons responsible for the determination of the mineral reserves and resources. We compared estimated operating costs in the valuation model to the Feasibility Study and to historical expenditures. We compared estimated capital expenditures in the valuation model to the Feasibility Study and to historical costs or to external sources. We involved valuation professionals with specialized skills and knowledge, who assisted in (1) assessing the future metal prices by comparing to third party data; and (2) evaluating the discount rate, and (3) the estimates of the in-situ value for unmodelled mineral resources by assessing the Company’s approach to determining these assumptions and comparing them to independent sources and market data for comparable entities where available.

/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2016.
Vancouver, Canada
February 21, 2023

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca
Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Equinox Gold Corp.
Opinion on Internal Control Over Financial Reporting
We have audited Equinox Gold Corp.’s (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company has maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of (loss) income and comprehensive (loss) income, cash flow and changes in equity, for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 21, 2023 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Discussion Analysis under the heading “Management’s Report on Internal Controls Over Financial Reporting and Disclosure Controls and Procedures”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
February 21, 2023

Consolidated Statements of Financial Position
At December 31, 2022 and 2021
(Expressed in thousands of United States dollars)

	Note	2022	2021
Assets
Current assets
Cash and cash equivalents		$200,769	$305,498
Marketable securities	6	36,867	240,530
Trade and other receivables	7	76,103	50,260
Inventories	8	265,105	201,622
Derivative assets	14(a)	36,218	124,234
Prepaid expenses and other current assets		40,033	33,549
Assets held for sale	5(a)	—	207,538
		655,095	1,163,231
Non-current assets
Restricted cash		14,511	20,444
Inventories	8	148,141	124,265
Mineral properties, plant and equipment	9	2,840,499	2,497,919
Investments in associates	10	150,834	125,313
Deferred income tax assets	25	—	10,576
Other non-current assets	11	47,317	25,613
Total assets		$3,856,397	$3,967,361

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	12	$239,808	$190,116
Current portion of loans and borrowings	13	—	26,667
Derivative liabilities	14(b)	1,899	77,699
Other current liabilities	5(d),15,16(a),17(b)	30,017	22,339
Liabilities relating to assets held for sale	5(a)	—	85,745
		271,724	402,566
Non-current liabilities
Loans and borrowings	13	828,024	514,015
Reclamation and closure cost provisions	15	95,514	95,565
Derivative liabilities	14(b)	8,806	7,158
Deferred income tax liabilities	25	260,718	312,198
Other non-current liabilities	16	38,527	50,514
Total liabilities		1,503,313	1,382,016
Shareholders’ equity
Common shares	18(b)	2,035,974	2,006,777
Reserves	19	41,620	47,038
Accumulated other comprehensive (loss) income (“AOCI”)		(52,076)	84,939
Retained earnings		327,566	446,591
Total equity		2,353,084	2,585,345
Total liabilities and equity		$3,856,397	$3,967,361
Commitments and contingencies (notes 9(d), 14(b)(ii), 31(b) and 33)
Subsequent events (notes 6, 14(b)(iv) and 18(b))
The accompanying notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board of Directors

“Ross Beaty”	“Lenard Boggio”
Director	Director

Consolidated Statements of (Loss) Income
For the years ended December 31, 2022 and 2021
(Expressed in thousands of United States dollars, except share and per share amounts)

	Note	2022	2021
Revenue	20	$952,196	$1,082,286
Cost of sales
Operating expense	21	(680,054)	(654,804)
Depreciation and depletion		(187,172)	(196,892)
		(867,226)	(851,696)
Income from mine operations		84,970	230,590
Care and maintenance expense	22	(9,473)	(15,274)
Exploration expense		(18,423)	(16,253)
General and administration expense	23	(46,682)	(52,590)
Income from operations		10,392	146,473
Finance expense		(40,352)	(41,551)
Finance income		5,611	2,816
Share of net (loss) income of associates	10	(6,178)	735
Other (expense) income	24	(67,880)	426,562
(Loss) income before taxes		(98,407)	535,035
Income tax (expense) recovery	25	(7,620)	19,854
Net (loss) income		$(106,027)	$554,889

Net (loss) income per share
Basic	26	$(0.35)	$1.95
Diluted	26	$(0.35)	$1.69
Weighted average shares outstanding
Basic	26	304,001,631	284,932,357
Diluted	26	304,001,631	333,734,701

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive (Loss) Income
For the years ended December 31, 2022 and 2021
(Expressed in thousands of United States dollars)

	Note	2022	2021
Net (loss) income		$(106,027)	$554,889
Other comprehensive (loss) income
Items that may be reclassified subsequently to net income or loss:
Foreign currency translation		(31,335)	(1,345)
Reclassification of cumulative foreign currency translation gain relating to Mercedes to net loss	5(a)	(1,601)	—
Items that will not be reclassified subsequently to net income or loss:
Net (decrease) increase in fair value of marketable securities and other investments in equity instruments	6,11(c)	(134,226)	100,144
Income tax recovery (expense) relating to change in fair value of marketable securities and other investments in equity instruments		17,149	(13,860)
		(150,013)	84,939
Total comprehensive (loss) income		$(256,040)	$639,828

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
For the years ended December 31, 2022 and 2021
(Expressed in thousands of United States dollars)

	Note	2022	2021
Cash provided by (used in):
Operating activities
Net (loss) income for the year		$(106,027)	$554,889
Adjustments for:
Depreciation and depletion		188,837	198,134
Finance expense		40,352	41,551
Change in fair value of derivatives	24	53,834	(90,643)
Settlements of derivatives	14(a)(ii),(b)(iv)	(31,837)	(46,308)
Loss (gain) on disposals and write-downs of assets	24	12,232	(81,970)
Gain on bargain purchase of Premier Gold Mines Limited ("Premier")	5(c)	—	(81,432)
Gain on reclassification of investment in Solaris Resources Inc.	5(f)	—	(186,067)
Unrealized foreign exchange loss (gain)		12,612	(2,963)
Income tax expense (recovery)	25	7,620	(19,854)
Income taxes paid		(22,124)	(24,934)
Other		(11,206)	3,719
Operating cash flow before changes in non-cash working capital		144,293	264,122
Changes in non-cash working capital	29	(87,820)	56,656
		56,473	320,778
Investing activities
Expenditures on mineral properties, plant and equipment		(557,074)	(344,224)
Purchase of marketable securities	14(a)(i)	(7,421)	—
Dispositions of marketable securities	6,14(b)(iii)	92,021	—
Investments in associates	10	(3,343)	(40,860)
Net proceeds on disposals of assets	5(a),(e),(f)	55,604	90,478
Acquisition of Premier	5(c)	—	8,267
Investment in Greenstone Gold Mines LP	5(d)	—	(50,905)
Other		1,211	(10,323)
		(419,002)	(347,567)
Financing activities
Draw down on credit facility	13(a)	299,800	—
Repayment of loans and borrowings	13	(13,333)	(30,983)
Interest paid	13	(33,590)	(22,112)
Lease payments	17(b)	(23,849)	(24,309)
Net proceeds from issuance of shares	18(b)	7,219	59,498
Proceeds from exercise of warrants and stock options	14(b)(i),18(b)	11,488	17,655
Net proceeds from other financing activities	16(a)	9,600	—
Transaction costs and other	13(a)	(3,024)	(1,344)
		254,311	(1,595)
Effect of foreign exchange on cash and cash equivalents		(1,086)	(6,469)
Decrease in cash and cash equivalents		(109,304)	(34,853)
Cash and cash equivalents – beginning of year		310,073	344,926
Cash and cash equivalents – end of year		200,769	310,073
Cash and cash equivalents reclassified as held for sale	5(a)	—	(4,575)
Cash and cash equivalents, excluding amounts classified as held for sale – end of year		$200,769	$305,498

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity
For the years ended December 31, 2022 and 2021
(Expressed in thousands of United States dollars, except for share amounts)

		Common Shares
	Note	Number	Amount	Reserves (note 19)	AOCI	Retained Earnings (Deficit)	Total
Balance – December 31, 2020		242,354,406	$1,518,042	$38,779	$—	$(108,298)	$1,448,523
Shares and options issued on acquisition of Premier	5(c)	47,373,723	399,613	8,155	—	—	407,768
Shares issued in private placement	18(b)	7,500,000	59,595	—	—	—	59,595
Shares issued on exercise of warrants and stock options, and settlement of RSUs and pRSUs	14(b)(i) 18(b)	4,096,475	29,624	(7,869)	—	—	21,755
Share-based compensation	18(d)	—	—	7,973	—	—	7,973
Share issue costs		—	(97)	—	—	—	(97)
Net income and total comprehensive income		—	—	—	84,939	554,889	639,828
Balance – December 31, 2021		301,324,604	2,006,777	47,038	84,939	446,591	2,585,345
Shares issued in public offerings	18(b)	2,281,402	7,995	—	—	—	7,995
Shares issued on exercise of warrants and stock options, and settlement of RSUs and pRSUs	14(b)(i), 18(b)	3,759,582	21,978	(9,887)	—	—	12,091
Share-based compensation	18(d)	—	—	4,469	—	—	4,469
Share issue costs	18(b)	—	(776)	—	—	—	(776)
Disposition of marketable securities	6, 14(b)(iii)	—	—	—	12,998	(12,998)	—
Net (loss) and total comprehensive (loss)		—	—	—	(150,013)	(106,027)	(256,040)
Balance – December 31, 2022		307,365,588	$2,035,974	$41,620	$(52,076)	$327,566	$2,353,084
The accompanying notes form an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

1.    NATURE OF OPERATIONS
Equinox Gold Corp. (the “Company” or “Equinox Gold”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Equinox Gold’s primary listing is on the Toronto Stock Exchange in Canada where its common shares trade under the symbol “EQX”. The Company’s shares also trade on the NYSE American Stock Exchange in the United States under the symbol “EQX”. The Company’s corporate office is at Suite 1501, 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.
Equinox Gold is a mining company engaged in the operation, acquisition, exploration and development of mineral properties, with a focus on gold.
All of the Company’s principal properties are located in the Americas. The Company’s principal properties and material subsidiaries are as follows:

Subsidiary	Location	Principal Property	Principal Activity	Ownership Interest
Western Mesquite Mines, Inc.	USA	Mesquite Mine (“Mesquite”)	Production	100%
Castle Mountain Venture	USA	Castle Mountain Mine (“Castle Mountain”)	Production	100%
Desarrollos Mineros San Luis S.A. de C.V.	Mexico	Los Filos Mine Complex (“Los Filos”)	Production	100%
Mineração Aurizona S.A.	Brazil	Aurizona Mine (“Aurizona”)	Production	100%
Fazenda Brasileiro Desenvolvimento Mineral Ltda	Brazil	Fazenda Mine (“Fazenda”)	Production	100%
Mineração Riacho Dos Machados Ltda	Brazil	RDM Mine (“RDM”)	Production	100%
Santa Luz Desenvolvimento Mineral Ltda	Brazil	Santa Luz Mine (“Santa Luz”)	Production	100%
The Company also has a 60% interest in Greenstone Gold Mines LP, which is a joint operation that owns the Greenstone development project in Canada (“Greenstone”).
On April 21, 2022, the Company completed the sale of its Mercedes Mine in Mexico (“Mercedes”), the assets and liabilities of which were classified as held for sale at December 31, 2021 (note 5(a)). The results of operations of Mercedes are included in these consolidated financial statements from April 7, 2021, the date of acquisition, to April 21, 2022, the date of disposition.
On April 7, 2021, the Company completed the acquisition of Premier (the “Premier Acquisition”) (note 5(c)) which included the acquisition of a 50% interest in Greenstone and a 100% interest in Mercedes. On April 16, 2021, the Company completed the acquisition of an additional 10% interest in Greenstone. The results of operations of Premier and the additional 10% interest in Greenstone are included in these consolidated financial statements from the dates of acquisition.
2.    BASIS OF PREPARATION
(a)Statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were approved and authorized for issuance by the Board of Directors on February 21, 2023.
(b)Basis of measurement
These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value, and certain inventories written down to net realizable value (“NRV”).
(c)Basis of consolidation
These consolidated financial statements include the accounts of the Company, its subsidiaries and its 60% interest in the Greenstone joint operation. Subsidiaries are entities controlled by the Company. Control is defined as Equinox Gold having power over the entity, exposure or rights to variable returns from its involvement with the entity, and the ability to use its power to affect the amount of returns. Joint operations are assets and liabilities that are jointly controlled with another party.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

2.    BASIS OF PREPARATION (CONTINUED)
(c)Basis of consolidation (continued)
All intercompany transactions and balances, or in the case of Greenstone, the Company’s share of such transactions and balances, are eliminated on consolidation.
(d)Presentation currency
Except as otherwise noted, these consolidated financial statements are presented in United States dollars (“US dollars” or “USD”). All references to C$ are to Canadian dollars (“CAD”).
(e)Functional currency, and foreign currency transactions and translation
(i)Functional currency
The functional currency of the Company and each of its subsidiaries and joint operation is determined by the currency of the primary economic environment in which the entity operates. The functional currency of the Company and its subsidiaries is the US dollar. The functional currency of the Company’s joint operation, Greenstone, is the Canadian dollar.
(ii)Foreign currency transactions
Transactions in currencies other than the functional currency of an entity (“foreign currencies”) are initially recognized in the functional currency by applying the exchange rates prevailing at the date of the transaction. At the end of each reporting period: (i) monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate prevailing at the date of the statement of financial position; and (ii) non-monetary assets and liabilities denominated in foreign currencies are translated at historical exchange rates, unless the item is measured at fair value, in which case it is translated at the exchange rate in effect at the date when the fair value was determined. Resulting foreign exchange gains and losses are recognized in net income or loss. Foreign currency gains and losses are reported on a net basis.
(iii)Foreign currency translation
The Company translates the results and financial position of Greenstone, which has a Canadian dollar functional currency, into the US dollar presentation currency using the following procedures:
•Assets and liabilities are translated at the exchange rate prevailing at the date of the statement of financial position;
•Revenues and expenses are translated at the exchange rates on the dates of the transactions, or at exchange rates that approximate the actual exchange rates, for example, the average exchange rate for the period; and
•Exchange gains and losses on translation are recognized in other comprehensive income or loss (“OCI”).
(f)Comparative information
Certain comparative amounts have been reclassified to conform with the current year’s financial statement presentation. Such reclassifications were not considered material.
3.    SIGNIFICANT ACCOUNTING POLICIES
(a)Business combinations
A business combination is an acquisition of assets and liabilities that constitute a business and whereby the Company obtains control of the business. A business is an integrated set of activities and assets that consist of inputs and processes, including a substantive process that, when applied to those inputs, have the ability to create or significantly contribute to the creation of outputs that generate investment income or other income from ordinary activities.
When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs at the acquisition date, the Company considers other factors to determine whether the set of activities or assets is a business. In this case, an acquired process is considered substantive when: (i) the acquired process is critical to the ability to develop the acquired input into outputs; and (ii) the inputs acquired include both an organized workforce with the necessary skills, knowledge, or experience to perform the process and other inputs that the organized workforce could develop into outputs.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(a)Business combinations (continued)
Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recognized at their fair values on the acquisition date. The acquisition date is the date at which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires control of the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.
The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values, determined as at the acquisition date, of the assets transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. Acquisition-related costs, other than costs to issue debt or equity securities of the Company, are expensed as incurred.
A non-controlling interest (“NCI”), if any, represents the equity in a subsidiary not attributable, directly or indirectly, to the Company. An NCI is recognized at its proportionate share of the fair value of identifiable net assets acquired on initial recognition.
Goodwill, if any, is calculated as the sum of the total consideration transferred by the Company and the NCI in the acquiree, if any, less the fair value of net assets acquired. When the fair value of net assets acquired exceeds the sum of the total consideration transferred by the Company and the NCI in the acquiree, if any, the Company recognizes a bargain purchase gain in net income or loss on the acquisition date.
(b)Joint arrangements
A joint arrangement is an arrangement of which two or more parties have joint control, which is the contractually agreed sharing of control of an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. A joint arrangement is classified as a joint operation or a joint venture based on the rights and obligations of the parties to the joint arrangement.
The Company has an interest in Greenstone which is classified as a joint operation, whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities relating to the arrangement. The Company proportionately consolidates its share of Greenstone’s assets, liabilities, revenues and expenses.
(c)Cash and cash equivalents
Cash and cash equivalents consist mainly of cash on hand and cash held at banks. Cash equivalents are highly liquid investments with a maturity date of three months or less from the date of purchase.
(d)Restricted cash
Restricted cash consists of deposits held as security for income tax assessments and letters of credit. Restricted cash is classified as current or non-current assets based on the applicable restriction periods.
(e)Inventories
Stockpiled ore, heap leach ore, work-in-process and finished goods inventories are measured at the lower of weighted average cost and NRV. Costs include the cost of direct labour and materials, mine-site overhead expenses and depreciation and depletion of related mineral properties, plant and equipment. NRV is calculated as the estimated price at the time of expected sale based on prevailing and long-term metal prices less estimated future costs to convert the inventories into saleable form and selling costs.
Stockpiled ore inventories represent ore that has been extracted from the mine and is available for further processing. The costs included in stockpiled ore inventories are based on mining costs incurred up to the point of stockpiling the ore, including depreciation and depletion of related mineral properties and equipment, and are removed at the weighted average cost as ore is processed. Stockpiled ore that is not expected to be processed within the next 12 months is classified as non-current.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(e)Inventories (continued)
Certain ore is processed through heap leaching. Under this method, ore is placed on leach pads where it is treated with a chemical solution that dissolves the gold contained in the ore. The resulting solution is further processed in a plant where the gold is recovered. Costs are added to heap leach ore inventories based on mining and leaching costs incurred, including depreciation and depletion of related mineral properties, plant and equipment. Costs are removed from heap leach ore inventories as ounces of recoverable gold are transferred to the plant for further processing based on the average cost per recoverable ounce on the leach pads. The amount of recoverable gold on the leach pads is calculated based on the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type). The quantity of recoverable gold in ore on the leach pads that will be recovered over a period exceeding 12 months is classified as non-current.
Work-in-process inventories represent ore that is in the process of being converted into finished goods, other than by heap leaching. The costs included in work-in-process inventories represent the weighted average mining cost of ore being processed and the processing costs incurred prior to the refining process.
The average cost of finished goods represents the average cost of work-in-process inventories incurred prior to the refining process, plus applicable refining costs and associated royalties.
Supplies inventories include the costs of consumables, including freight, to be used in operations and is measured at the lower of average cost and NRV, with replacement costs being the typical measure of NRV.
Write-downs of inventories to NRV are included in operating expense in the period of the write-down. A write-down of inventories is reversed in a subsequent period if there is a subsequent increase in the NRV of the related inventories.
(f)Mineral properties, plant and equipment
(i)Mineral properties and construction-in-progress
Mineral properties and construction-in-progress include:
•costs of acquiring producing and development stage mineral properties;
•costs reclassified from exploration and evaluation assets;
•capitalized development costs;
•construction costs;
•deferred stripping costs;
•estimates of reclamation and closure costs; and
•borrowing costs incurred that are attributable to qualifying mineral properties.
Development costs are those expenditures incurred subsequent to the establishment of economic recoverability, technical feasibility and commercial viability, and after receipt of approval for project expenditures from the Board of Directors. Development and construction costs are capitalized to construction-in-progress until the mine reaches commercial production, at which point the capitalized development costs are reclassified to mineral properties and plant and equipment. Commercial production is the point at which a mine is capable of operating in the manner intended by the Company’s management.
During the production phase of an underground mine, mine development costs incurred to maintain current production are included in operating expense. These costs include the development and access (tunneling) costs of production drifts to develop the ore body in the current production cycle. Development costs incurred to build new shafts, declines and ramps that enable permanent access to underground ore are capitalized as incurred.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(f)Mineral properties, plant and equipment (continued)
(i)Mineral properties and construction-in-progress (continued)
During the production phase of an open-pit mine, stripping costs incurred that provide improved access to ore that will be produced in future periods and that would not have otherwise been accessible are capitalized as deferred stripping assets. Deferred stripping assets are recognized and included as part of the carrying amount of the related mineral property when the following three criteria are met:
•It is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the Company;
•The Company can identify the component of the ore body for which access has been improved; and
•The costs relating to the stripping activity associated with that component can be measured reliably.
Capitalized stripping costs are depleted using the units-of-production method over the reserves that directly benefit from the specific stripping activity. Costs incurred for regular waste removal that do not give rise to future economic benefits are included in operating expense.
Mineral properties are carried at cost less accumulated depletion and accumulated impairment losses. Mineral properties are depleted using the units-of-production method over the estimated recoverable ounces, which is the estimated total ounces to be extracted in current and future periods based on proven and probable reserves and, in the case of certain underground mines, certain measured and indicated resources.
(ii)Exploration and evaluation expenditures
Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes exploratory drilling and sampling, surveying transportation and infrastructure requirements, and gathering exploration data through geophysical studies.
The Company capitalizes direct costs of acquiring resource property interests as exploration and evaluation assets. Option payments are considered acquisition costs if the Company has the intention of exercising the underlying option.
Exploration and evaluation costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit that contains proven and probable reserves are expensed as incurred up to the date of establishing that the project is technically feasible and commercially viable, and upon receipt of approval for project expenditures from the Board of Directors. When approval for project expenditures is received, the related capitalized acquisition costs are assessed for impairment and reclassified to mineral properties. If no economically viable ore body is discovered, previously capitalized acquisition costs are expensed in the period that the project is determined to be uneconomical or abandoned.
(iii)Plant and equipment
Plant and equipment is carried at cost, less accumulated depreciation and accumulated impairment losses. The cost of an item of plant and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, initial estimates of the costs of dismantling and removing an item and restoring the site on which it is located and, where applicable, borrowing costs.
The carrying amounts of plant and equipment are depreciated to the residual values, if any, using either the straight-line method over the shorter of the estimated useful life of the asset or the life of mine (“LOM”) or the units-of-production method over the estimated recoverable ounces.
For right-of-use assets that do not include the exercise price of a purchase option in the measurement of the assets, the depreciation period represents the period from lease commencement date to the earlier of the useful life of the underlying asset or the end of the lease term. For right-of-use assets that include the exercise price of a purchase option that the Company is reasonably certain to exercise in the cost, the depreciation period is the period from lease commencement date to the end of the useful life of the underlying asset.
The Company conducts an annual assessment of the residual values, useful lives and depreciation methods being used for plant and equipment. Any changes arising from the assessment are applied by the Company prospectively.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(g)Investments in associates
An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those decisions. The Company is presumed to have significant influence if it holds, directly or indirectly, 20% or more of the voting power of the investee, unless it can be clearly demonstrated that the Company does not have significant influence. Investments in entities in which the Company owns less than a 20% interest are generally accounted for as marketable securities or other investments in equity instruments unless it can be clearly demonstrated that significant influence exists based on the Company’s contractual rights and other factors.
The Company accounts for an investment in associate using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of net income or loss and OCI of the associate, and for impairment losses after the initial recognition date. The Company’s share of income or loss and OCI of the associate is recognized in net income or loss and OCI, respectively, during each reporting period. Dividends and repayments of capital received from the associate are accounted for as a reduction in the carrying amount of the Company’s investment.
When an investee ceases to be an associate, the Company discontinues the use of the equity method to account for its investment. When the Company retains an interest in the former associate, the Company accounts for the interest as a marketable security or other investment in equity instrument and a gain or loss is recognized in net income or loss for the difference between: (i) the fair value of any retained interest and any proceeds from disposing of a part interest in the associate; and (ii) the carrying amount of the investment at the date the use of the equity method was discontinued.
(h)Financial instruments
(i)Recognition and measurement
Financial assets and financial liabilities are recognized when the Company becomes party to the contractual provisions of the financial instrument. On initial recognition, financial assets and financial liabilities are measured at fair value. Directly attributable transaction costs associated with financial assets or financial liabilities measured at fair value through profit or loss (“FVTPL”) are expensed as incurred, while directly attributable transaction costs associated with all other financial assets and financial liabilities are included in the initial carrying amount of the asset or liability, respectively.
Subsequent to initial recognition, financial assets and financial liabilities are classified and measured as follows:
Financial assets and financial liabilities at amortized cost
Financial assets are classified as and subsequently measured at amortized cost if both of the following criteria are met: (i) the objective of the Company’s business model for managing the financial assets is to collect their contractual cash flows; and (ii) the assets’ contractual cash flows represent solely payments of principal and interest on the principal amount outstanding (“SPPI”). The Company’s financial assets that are classified as and subsequently measured at amortized cost are as follows: cash and cash equivalents, restricted cash, trade receivables, receivables from asset sales, and other current and non-current receivables.
Accounts payable and accrued liabilities, loans and borrowings and certain other liabilities are classified as and subsequently measured at amortized cost.
The amortized cost of a financial asset or financial liability is the initial recognition amount minus principal repayments, plus the cumulative amortization using the effective interest method of any difference between the initial recognition amount and the maturity amount. For financial assets, the amortized cost includes the adjustment for any credit loss allowance.
Financial assets at FVTPL
Financial assets are classified and subsequently measured at FVTPL, with changes in fair value recognized in net income or loss, if they are not held within a business model whose objective includes collecting the financial assets’ contractual cash flows or the contractual cash flows of the financial assets do not represent SPPI.
The Company’s marketable securities, other than those that the Company has elected to measure at fair value through OCI (“FVOCI”), are classified as and subsequently measured at FVTPL.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(h)Financial instruments (continued)
(i)Recognition and measurement (continued)
Equity investments at FVOCI
At initial recognition, the Company may irrevocably elect to present in OCI subsequent changes in the fair value of particular investments in equity instruments (on an individual instrument basis) that otherwise would be measured at FVTPL. This election is not permitted on investments in equity instruments that are held for trading. The cumulative gain or loss recognized in OCI is reclassified to retained earnings or deficit upon disposition of the investment in equity instrument.
The Company has elected to measure certain of its investments in equity instruments that it intends to hold for strategic purposes at FVOCI and present subsequent changes in the fair value of the investments in OCI.
Derivative assets and liabilities at FVTPL
A derivative is defined as having the following characteristics:
•Its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract;
•It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and
•It is settled at a future date.
A derivative, other than a derivative that meets the definition of an equity instrument, is initially recognized as a financial asset or financial liability at its fair value on the date the derivative contract is entered into and the related transaction costs are expensed. The fair values of the derivatives are remeasured at the end of each reporting period with changes in fair values recognized in net income or loss.
A derivative that will be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash in terms of its functional currency or another financial asset is classified and presented as an equity instrument, rather than a financial liability. As the exercise price of the Company’s share purchase warrants that are exercisable into common shares of Equinox Gold is denominated in CAD, the Company will receive a variable amount of cash in terms of its US dollar functional currency upon exercise of the warrants. Accordingly, the Company’s warrants are classified and presented as derivative financial liabilities and measured at FVTPL.
(ii)Derecognition of financial assets and financial liabilities
The Company derecognizes a financial asset or a part of the financial asset when, and only when (i) the contractual rights to the cash flows from the financial asset expire, or (ii) the Company transfers the financial asset and the transfer qualifies for derecognition. Transfers of a financial asset, either by (i) transferring the contractual rights to the financial asset, or (ii) retaining the contractual rights to receive the cash flows of the financial asset, but assuming a contractual obligation to pay the cash flows collected to one or more recipients without material delay and whereby the Company is prohibited from selling or pledging the financial asset other than as security to the eventual recipients, qualify for derecognition if the Company transfers substantially all the risks and rewards of ownership of the financial asset or control of the financial asset.
The Company derecognizes a financial liability or a part of the financial liability when, and only when, it is extinguished. A financial liability is extinguished when the obligation specified in the contract is discharged, cancelled or expires.
An exchange of debt instruments with substantially different terms or a substantial modification of the terms of an existing debt instrument or a part of it is accounted for as an extinguishment of the original instrument and the recognition of a new instrument. Terms are considered substantially different if the present value of future cash flows under the new terms, including any fees paid net of any fees received between the borrower and the lender, discounted using the original effective interest rate, is at least 10 per cent different from the present value of the remaining expected cash flows of the original instrument.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(h)Financial instruments (continued)
(ii)Derecognition of financial assets and financial liabilities (continued)
On derecognition of a financial asset or financial liability, the difference between the carrying amount derecognized and the consideration received or paid, respectively, is recognized as a gain or loss in net income or loss. If an exchange of debt instruments or modification of terms is accounted for as an extinguishment, any costs or fees incurred are recognized as part of the gain or loss on extinguishment.
(iii)Modification of contractual cash flows
When the contractual cash flows of a financial asset or financial liability are renegotiated or otherwise modified and the renegotiation or modification does not result in the derecognition of the financial asset or financial liability, the Company recalculates the gross carrying amount of the financial asset or financial liability and recognizes a modification gain or loss in net income or loss. The gross carrying amount of the financial asset or financial liability is calculated as the present value of the modified contractual cash flows that are discounted at the financial asset or financial liability’s original effective interest rate.
Any costs or fees incurred adjust the carrying amount of the modified financial asset or financial liability and are amortized over the remaining term of the modified financial asset or financial liability using the effective interest method.
Modification accounting as described above is only applied to changes in the contractual cash flows that result from modifications other than a replacement of the underlying interest rate benchmark as a result of the global interest rate benchmark reform. A replacement of the underlying interest rate benchmark as a result of the global interest rate benchmark reform is accounted for as a change in the effective interest rate with no gain or loss recognized.
(iv)Contracts to buy or sell a non-financial item
A contract to buy or sell a non-financial item that can be settled net in cash or another financial instrument is accounted for as a derivative financial instrument unless the contract was entered into and continues to be held for the purpose of the receipt or delivery of the non-financial item in accordance with the Company’s expected purchase, sale or usage requirements. The criteria for net settlement in cash or another financial instrument is met when: (a) the terms of the contract permits either party to settle net in cash or another financial instrument; (b) the Company has a practice of settling similar contracts net in cash or another financial instrument; (c) the Company has a practice of taking delivery of the underlying non-financial item and selling it within a short period after delivery for the purpose of generating a profit from short-term fluctuations in price; or (d) the non-financial item is readily convertible to cash.
(i)Impairment
(i)Non-financial assets and investments in associates
The carrying amounts of the Company’s non-financial assets, including mineral properties, plant and equipment, and investments in associates are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated.
The recoverable amount of an asset is the higher of its value in use and fair value less costs of disposal (“FVLCOD”). In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. FVLCOD is the amount obtainable from the sale of the asset in an arm’s length transaction between knowledgeable, willing parties, less costs of disposal. When a binding sale agreement is not available, the FVLCOD is estimated using a discounted cash flow approach with inputs and assumptions consistent with those at market. For the purpose of impairment testing, assets are assessed on an individual asset basis when applicable or grouped together into the smallest group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets (the cash generating unit or “CGU”). This generally results in the Company evaluating its non-financial assets on a property-by-property basis.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(i)Impairment (continued)
(i)Non-financial assets and investments in associates (continued)
An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Impairment losses are recognized in net income or loss. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of the recoverable amount. An impairment loss is reversed through net income or loss only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of any applicable depreciation and depletion, if no impairment loss had been recognized.
(ii)Financial assets
The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for a financial asset measured at amortized cost is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If, at the reporting date, the credit risk on a financial asset measured at amortized cost, other than a trade receivable, has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to the 12-month expected credit losses. For trade receivables, the Company measures the loss allowance at an amount equal to the lifetime expected credit losses.
For a financial asset that becomes credit-impaired, the Company measures the expected credit losses as the difference between the gross carrying amount of the financial asset and the present value of the estimated future cash flows discounted at the financial asset’s original effective interest rate. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.
The Company recognizes the amount of expected credit losses (or reversal) required to adjust the loss allowance at each reporting date to the required amount as an impairment loss (or gain) in net income or loss.
(j)Assets held for sale
A non-current asset or disposal group of assets and liabilities is classified as held for sale when it is highly probable that its carrying amount will be recovered principally through a sale transaction rather than through continuing use. A non-current asset or disposal group is classified as held for sale when the following criteria are met: (i) the asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal group; (ii) the appropriate level of management is committed to a plan to sell the asset or disposal group; (iii) an active program to locate a buyer and complete the plan has been initiated; (iv) the asset or disposal group is actively marketed for sale at a price that is reasonable in relation to its current fair value; (v) the sale is expected to complete within one year from the date of classification, except under certain events and circumstances beyond the Company’s control; and (vi) actions required to complete the plan to sell the asset or disposal group indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. A non-current asset or disposal group ceases to be classified as held for sale when the above criteria are no longer met.
A non-current asset or disposal group classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of a non-current asset or disposal group classified as held for sale to fair value less costs to sell in net income or loss during the period of the write-down. The Company recognizes a gain for any subsequent increase in fair value less costs to sell of a non-current asset or disposal group to the extent of previously recognized impairment losses on the non-current asset or disposal group. A non-current asset is not depreciated or depleted while it is classified as held for sale, or as part of a disposal group classified as held for sale.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(k)Provisions
(i)Reclamation and closure cost provisions
The Company is subject to environmental laws and regulations. A provision for reclamation and closure costs is recognized at the time the legal or constructive obligation first arises which is generally the time that the environmental disturbance occurs. The provision is calculated as the present value of the expenditures required to settle the obligation. Upon initial recognition of the provision, a corresponding amount is added to the carrying amount of the related mineral property, plant or equipment and is amortized using the same method as applied to the related asset. Following the initial recognition of the provision, the carrying amount is increased for the unwinding of the discount and for changes to the discount rate and the amount or timing of cash flows required to settle the obligation. The unwinding of the discount is recognized as finance expense in net income or loss while the effect of the changes to the discount rate and the amount or timing of cash flows are recognized as an adjustment to the carrying amount of the related mineral property, plant or equipment.
(ii)Other provisions
A provision is recognized if, because of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are calculated based on the expected future cash flows discounted, if material, at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance expense in net income or loss.
(l)Leases
A contract is or contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.
As a lessee, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and accumulated impairment losses, and adjusted for remeasurements of the lease liability. The cost of the right-of-use asset includes the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received and any initial direct costs and, if applicable, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.
The lease liability is initially measured at the present value of the lease payments during the lease term that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease term is the non-cancellable period of a lease together with periods covered by extension options that the Company is reasonably certain to exercise and periods covered by termination options that the Company is reasonably certain not to exercise. The incremental borrowing rate reflects the rate of interest that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. Generally, the Company uses its incremental borrowing rate as the discount rate.
The lease liability is subsequently increased by the interest on the lease liability, measured using the discount rate, and decreased by lease payments made. The lease liability is remeasured using an unchanged discount rate when there is a change in future lease payments arising from a change in an index or rate, or a change in the amount expected to be payable under a residual value guarantee. The lease liability is remeasured using a revised discount rate when there is a change in future lease payments resulting from changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised. The revised discount rate in this case is the interest rate implicit in the lease for the remainder of the term or the Company’s incremental borrowing rate at the date of reassessment.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(l)Leases (continued)
The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets, leases with lease terms that are less than 12 months, and arrangements for the Company’s use of land to explore, develop, produce or otherwise use the mineral resource contained in that land. Lease payments associated with these leases are instead recognized as an expense over the lease term on either a straight-line basis, or another systematic basis if it is more representative of the pattern of benefit.
The Company presents right-of-use assets in the same line item as it presents underlying assets of the same nature that it owns. The Company presents lease liabilities in other liabilities in the statement of financial position.
When the Company transfers an asset to another entity and leases the asset back from the entity, the Company accounts for the transfer as a sale when control of the asset has been transferred, which includes transfer of title and the significant risks and rewards of ownership of the asset. For a transfer of asset accounted for as a sale, the Company measures the right-of-use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained and recognizes a gain or loss relating to the rights transferred to the buyer. For a transfer of asset not accounted for as a sale, the Company continues to recognize the transferred asset and recognizes a financial liability equal to the transfer proceeds received.
(m)Share capital
The Company’s common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any tax effects.
(n)Share-based payments
(i)    Equity-settled share-based payments
The fair value of the estimated number of equity instruments granted that are expected to vest, determined as of the date of the grant, is recognized as share-based compensation expense over the vesting period, with a corresponding increase in shareholders’ equity (reserves). The total amount recognized as an expense is adjusted to reflect the number of equity instruments expected to vest at each reporting date. No amount is recognized as an expense for equity instruments that do not vest due to failure to satisfy a vesting condition, other than a market condition.
The Company estimates the fair values of equity-settled restricted share units (“RSUs”) and equity instruments issuable under equity-settled restricted share units with performance-based vesting conditions (“pRSUs”) that are non-market conditions based on the quoted price of the Company's common shares on the date of grant. Share-based compensation expense related to pRSUs with non-market performance conditions is recognized over the expected vesting period with the cumulative amount recognized adjusted at the end of each reporting period to reflect the change, if any, in the number of pRSUs expected to vest and expected vesting period based on expected performance.
The fair values of pRSUs with market conditions are estimated using the Monte Carlo method to project the performance of the Company and, if applicable, the relevant market index against which the Company’s performance is compared. Share-based compensation expense related to pRSUs that vest based on market conditions is recognized over the vesting period determined as of the date of grant based on the grant date fair value of the award.
The fair value of stock options granted is estimated at the date of the grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the expected life of the option and expected share price volatility. The expected life of the options granted is determined based on the average historical hold period before exercise or expiry. Expected volatility is estimated with reference to the historical volatility of the share price of the Company.
When share-based payment transactions provide the Company with a choice to settle in cash or by issuing equity instruments, the Company accounts for the share-based payment as cash-settled when the Company determines that it has a present obligation to settle in cash.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(n)Share-based payments (continued)
(ii)Cash-settled share-based payments
The fair values of cash-settled share-based payments are recognized as share-based compensation expense over the vesting period, with a corresponding increase to liabilities. The liabilities for cash-settled share-based payments are remeasured at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in net income or loss for the period.
The Company’s cash-settled share-based payments consist of deferred share units (“DSUs”), certain RSUs, certain pRSUs and performance share units (“PSUs”) which vest based on the achievement of certain performance targets. The fair values of cash-settled DSUs and RSUs are estimated based on the current quoted market price of the Company’s common shares. The fair values of cash-settled pRSUs and PSUs are based on the current quoted market price of the Company’s common shares and projected performance.
(o)Revenue recognition
Revenue is principally generated from the sale of gold bullion with each shipment considered as a separate performance obligation. The Company recognizes revenue at the point when the customer obtains control of the product. Control is transferred when title has passed to the customer, the customer has assumed the significant risks and rewards of ownership of the asset and the Company has the present right to payment for the delivery of the gold bullion.
(p)Employee benefits
Short-term employee benefit obligations are recognized as expenses, except for amounts included in the cost of inventories and mineral properties, plant and equipment, as the corresponding service is provided. Liabilities are recognized at the amount that is expected to be paid if the Company has a present legal or constructive obligation to pay that amount based on past services rendered by the employee, and the obligation can be estimated reliably. The Company has no long-term employee benefit plans.
(q)Borrowing costs
Borrowing costs that are directly attributable to the acquisition and construction or development of a qualifying asset are capitalized as part of the cost of the asset when it is probable that they will result in future economic benefits to the Company and the costs can be measured reliably. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. Other borrowing costs are recognized as finance expense in the period in which they are incurred.
The Company begins capitalization of borrowing costs when all of the following conditions are first met: (i) it incurs capitalized expenditures for the asset that have resulted in the payment of cash, transfer of other assets or the assumption of interest-bearing liabilities; (ii) it incurs borrowing costs; and (iii) it undertakes activities that are necessary to prepare the asset for its intended use or sale. Capitalization of borrowing costs ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are complete. To the extent that the Company borrows funds specifically for the purpose of obtaining a specific qualifying asset, the amount of borrowing costs eligible for capitalization is the actual net borrowing costs incurred on that borrowing during the period. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined by applying a capitalization rate to the cumulative expenditures on that asset. The capitalization rate is calculated as the weighted average of the borrowing costs applicable to all borrowings of the Company, other than specific borrowings, that are outstanding during the period.
(r)Income taxes
Income tax expense (recovery) comprises current tax and deferred tax. Income tax expense (recovery) is recognized in net income or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.
Current tax expense (recovery) is the expected income taxes payable (receivable) in respect of the taxable income (tax loss) for the period, using tax rates enacted or substantively enacted at the reporting date, plus any adjustments recognized during the period for current tax of prior periods. Current tax for current and prior periods are recognized as a current liability to the extent unpaid, and as a current asset if the amounts paid exceed the amounts due.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(r)Income taxes (continued)
Deferred income tax assets and liabilities are recognized for temporary differences between the carrying amounts of assets and liabilities in the statement of financial position and the amounts attributed to the assets and liabilities for tax purposes. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to temporary differences in the period when they reverse based on tax rates that have been enacted or substantively enacted at the reporting date. Deferred income tax assets and liabilities are not recognized for temporary differences related to the initial recognition of assets or liabilities, other than in business combinations, that affect neither accounting nor taxable income or loss, temporary differences arising on the initial recognition of goodwill and temporary differences relating to investments in subsidiaries to the extent that the Company can control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future. In addition, a deferred income tax asset is recognized for deductible temporary differences and the carryforward of unused tax losses and unused tax credits only to the extent that it is probable that future taxable income will be available against which the deductible temporary difference can be utilized. The Company reassesses unrecognized deferred income tax assets at the end of each reporting period and recognizes a previously unrecognized deferred income tax asset to the extent that it has become probable that future taxable income will allow the deferred income tax asset to be recovered.
Current income tax assets and liabilities are offset when the Company has a legally enforceable right to offset the amounts recognized, and intends either to settle the amounts on a net basis or to realize the assets and settle the liabilities simultaneously. Deferred income tax assets and liabilities are offset when the Company has a legally enforceable right to offset the amounts recognized and the amounts relate to income taxes levied by the same taxation authority on either the same taxable entity, or different taxable entities which intend either to settle the amounts on a net basis or to realize the assets and settle the liabilities simultaneously.
Royalties and other arrangements that are imposed by government authorities and whereby the amount payable is calculated by reference to an income measure are accounted for as income taxes. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as operating expense as incurred.
When there is uncertainty over income tax treatments, the Company assesses whether it is probable that the relevant taxation authority will accept the uncertain tax treatment. This assessment affects the amount of income tax expense or recovery recognized by the Company. If the Company concludes that it is not probable that a taxation authority will accept the uncertain tax treatment, the effect of the uncertain tax treatment is reflected in the determination of the Company’s income tax expense or recovery based on the most likely amount or, if there are a wide range of possible outcomes, the expected value.
(s)Net income (loss) per share
Basic net income (loss) per share (“EPS”) is calculated by dividing the net income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the net income or loss attributable to common shareholders and the weighted average number of shares outstanding for the effects of dilutive potential common shares, which comprise stock options, equity-settled RSUs and pRSUs, share purchase warrants and convertible notes. Contingently issuable shares under the Company’s outstanding pRSUs are included in the diluted EPS calculation based on the number of shares that would be issuable if the reporting date were the end of the contingency period. The dilutive effect of stock options and share purchase warrants assumes that the proceeds from potential exercise of the instruments are used to repurchase the Company’s common shares at the average market price for the period. Stock options and share purchase warrants are dilutive and included in the diluted EPS calculation to the extent exercise prices are below the average market price of the Company’s common shares.
(t)Contingencies
Contingent assets and contingent liabilities are not recognized in the consolidated financial statements. Contingent assets and contingent liabilities are possible assets or possible obligations that arise from past events and the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company. A contingent liability can also be a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.
Contingent assets and contingent liabilities are assessed at the end of each reporting period to ensure developments are appropriately reflected in the consolidated financial statements.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(u)Amended IFRS standards not yet effective
(i)Deferred income tax assets and liabilities
In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities Arising from a Single Transaction which amended IAS 12, Income Taxes (“IAS 12”). Prior to the amendments, IAS 12 contained a recognition exemption whereby deferred income tax assets and liabilities were not recognized for temporary differences arising on initial recognition of asset and liabilities, other than in business combinations, that affect neither accounting nor taxable income. The amendments narrowed the scope of the recognition exemption in IAS 12 so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences.
In accordance with the effective date and transition rules of the amendments, the Company will initially apply the amendments to IAS 12 for its annual reporting period beginning on January 1, 2023. On initial application, the Company will: (a) recognize a deferred tax asset, to the extent that it is probable that taxable income will be available against which the deductible temporary difference can be utilized, and a deferred tax liability for all deductible and taxable temporary differences, respectively, associated with right-of-use assets and lease liabilities, and reclamation and closure cost provisions and the corresponding reclamation and closure cost assets as at January 1, 2022 for which no deferred income tax assets or liabilities were previously recognized; and (b) recognize the cumulative effect of initially applying the amendments as an adjustment to opening retained earnings as at January 1, 2022. The Company expects to recognize an adjustment of $1.3 million to decrease opening retained earnings as at January 1, 2022.
(ii)Classification of liabilities as current or non-current
In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1) which amended IAS 1, Presentation of Financial Statements (“IAS 1”), to clarify the requirements for presenting liabilities in the statement of financial position. The amendments specify that the Company must have the right to defer settlement of a liability for at least 12 months after the reporting period for the liability to be classified as non-current. In addition, the amendments clarify that: (a) the Company’s right to defer settlement must exist at the end of the reporting period; (b) classification is unaffected by management’s intentions or expectations about whether the Company will exercise its right to defer settlement; (c) if the Company’s right to defer settlement is subject to the Company complying with specified conditions, the right exists at the end of the reporting period only if the Company complies with those conditions at the end of the reporting period, even if the lender does not test compliance until a later date; and (d) the term settlement includes the transfer of the Company’s own equity instruments to the counterparty that results in the extinguishment of the liability, except when the settlement of the liability with the Company transferring its own equity instruments is at the option of the counterparty and such option has been classified as an equity instrument, separate from the host liability.
In October 2022, the IASB issued Non-current Liabilities with Covenants, which amended IAS 1 to clarify that if the Company’s right to defer settlement of a liability for at least 12 months is subject to the Company complying with covenants after the reporting period, those covenants would not affect whether the Company’s right to defer settlement exists at the end of the reporting period for the purposes of classifying a liability as current or non-current. The amendments also increased the disclosure requirement relating to such covenants to include: (i) the nature of the covenants and the date by which the Company must comply with the covenants; (ii) whether the Company would comply with the covenants based on its circumstances at the reporting date; and (iii) whether and how the Company expects to comply with the covenants by the date on which they are contractually required to be tested.
The above amendments are effective for the Company’s annual reporting periods beginning on or after January 1, 2024. The impacts on the Company’s consolidated financial statements will depend on the Company’s right to defer settlement of its liabilities at the end of such reporting period and include increased disclosure in respect of its compliance with related covenants.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

4.    AREAS OF SIGNIFICANT JUDGEMENT AND ESTIMATION UNCERTAINTY
In preparing these consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from estimates and assumptions made as the estimation process is inherently uncertain. All estimates and assumptions are reviewed on an ongoing basis based on relevant facts and circumstances, and new reliable information or experience. Revisions to estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgements that management has made in the process of applying the Company’s accounting policies that have the most significant effect on amounts recognized in these consolidated financial statements and the major sources of estimation uncertainty at December 31, 2022 that could result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:
(a)Judgements
(i)Acquisitions
On acquisition of a set of assets and liabilities, management applies judgement in determining whether the set acquired includes the inputs and processes applied to those inputs necessary to constitute a business as defined in IFRS 3 – Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Transactions accounted for as business combinations may result in goodwill or a bargain purchase gain and transaction costs are expensed. Transactions accounted for as asset acquisitions do not result in goodwill or a bargain purchase gain and transaction costs are capitalized as part of the assets acquired.
Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of Premier on April 7, 2021 (note 5(c)) met the criteria for accounting as a business combination and that Equinox Gold was the acquirer. The Company’s acquisition of an additional 10% interest in Greenstone on April 16, 2021 (note 5(d)) was determined to be an asset acquisition.
(ii)Functional currency
The functional currency of the Company and each of its subsidiaries and joint operation is the currency of the primary economic environment in which the entity operates. The Company determined the functional currency of the Company and each of its significant subsidiaries is the US dollar, and the functional currency of Greenstone is the Canadian dollar. Determination of functional currency involves certain judgements about the primary economic environment. The Company will reconsider its functional currency and that of its subsidiaries and joint operation if there is a change in events and conditions that determine the primary economic environment and account for the effects of a change in functional currency prospectively.
(iii)Investments
Management applies judgement in assessing whether the facts and circumstances pertaining to certain investments result in the Company having control, joint control or significant influence over the investee.
On June 28, 2022, the Company received a 35% interest in Sandbox Royalties Corp. (“Sandbox”), formerly Rosedale Resources Ltd., as consideration for the sale of a portfolio of royalty interests and other assets to Sandbox (note 5(b)). At December 31, 2022, the Company’s interest in Sandbox was 34.4%. Based on the Company’s share of outstanding voting rights held and representation on Sandbox’s board of directors and the interchange of managerial personnel, the Company determined that it had significant influence over Sandbox, but not control or joint control, on initial recognition and as at December 31, 2022.
The Company determined that its initial 50% interest in Greenstone, acquired in connection with the Premier Acquisition (note 5(c)), represented joint control of Greenstone and that Greenstone was a joint operation due to provisions in the limited partnership agreement that require unanimous approval of the partners regarding its relevant activities, and the fact that the partnership is primarily designed for the provision of output to the partners, giving the partners rights to substantially all the economic benefits of its assets, and is dependent on the partners on a continuous basis to settle its liabilities. On April 16, 2021, upon acquisition of an additional 10% interest in Greenstone (note 5(d)), resulting in the Company’s total interest in the project being 60%, the Company reassessed its conclusion on joint control and the classification of the joint arrangement and determined no changes were required as the acquisition of the additional interest did not change the contractual sharing of control.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

4.    AREAS OF SIGNIFICANT JUDGEMENT AND ESTIMATION UNCERTAINTY (CONTINUED)
(a)Judgements (continued)
(iii)Investments (continued)
On April 28, 2021, upon sale of a portion of the Company’s shareholdings in Solaris Resources Inc. (“Solaris”), the Company’s interest in Solaris decreased to 19.9%. The Company determined that due to the reduction of its interest, the Company no longer had significant influence and discontinued accounting for its interest using the equity method. The Company recognized a gain of $186.1 million on reclassification of its investment (note 5(f)). At December 31, 2022 and 2021, the Company’s investment in Solaris common shares is accounted for as a marketable security measured at FVOCI.
(iv)Achievement of operating levels intended by management
Until a mineral property, plant or equipment is capable of operating at levels intended by management, costs incurred, other than costs associated with the sale of gold doré produced, and including borrowing costs incurred on qualifying assets, are capitalized as part of the cost of the asset. Depletion of capitalized development and construction costs for a mineral property and related property and equipment begins when the mine is capable of operating at levels intended by management. Management considers several factors in determining when a mineral property, plant or equipment is capable of operating at levels intended by management. Amongst other quantitative and qualitative factors, throughput, mill grades, recoveries, and for a heap leach operation, stacking rates and irrigation rates, are assessed over a reasonable period to make this determination.
The Company determined that Santa Luz was capable of operating at levels intended by management effective September 30, 2022 (note 9(b)).
(v)Indicators of impairment
Judgement is applied in assessing whether certain facts and circumstances are indicators of impairment, and accordingly, require an impairment test to be performed. The Company considers both external and internal sources of information in assessing whether there are any indications that its assets or CGUs may be impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and are expected to affect the recoverable amount of CGUs. Internal sources of information the Company considers include the manner in which mineral properties, plant and equipment are being used or are expected to be used and measures of economic performance of the assets. The primary external factors considered are changes in spot and forecast metal prices, changes in laws and regulations and the Company’s market capitalization relative to its net asset carrying amount. The primary internal factors considered are the Company’s current mine performance against expectations, changes in mineral reserves and resources, life of mine plans and exploration results.
During the year ended December 31, 2022, management concluded that there was an indication that the Los Filos CGU may be impaired and as a result, the Company performed an impairment test as at September 30, 2022 (notes 4(b)(vi) and 9(c)).
(vi)Contracts to buy or sell a non-financial item
Judgement is applied in determining whether a contract to buy or sell a non-financial item should be accounted for as a derivative financial instrument measured at FVTPL which includes an assessment of whether the contract can be settled net in cash or another financial instrument and whether the contract was entered into and continue to held for the purpose of the receipt or delivery of the non-financial item in accordance with the Company’s expected purchase, sale or usage requirements. Factors considered by management include the settlement provisions of the contract, the Company’s past practices, the nature of the non-financial item, and the Company’s life of mine plans.
In August 2022, the Company entered into two power purchase agreements for the delivery of power to certain of its mines in Brazil at fixed prices based on a pre-determined formula for a predetermined annual volume over a period of 10 years commencing in January 2023. Management concluded that while power is a commodity and therefore considered readily convertible to cash, the contract does not meet the criteria for accounting as a derivative financial instrument based on the Company’s expected power usage requirements for the relevant mines over the contract term. Accordingly, the Company will recognize an expense for the costs of power as the power is delivered.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

4.    AREAS OF SIGNIFICANT JUDGEMENT AND ESTIMATION UNCERTAINTY (CONTINUED)
(a)Judgements (continued)
(vii)Income taxes
In determining the Company’s income tax expense (recovery) for the period, management applies judgement in the interpretation of tax legislation in multiple jurisdictions. The Company is subject to tax assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amounts or timing of tax payments. The amounts recognized in the consolidated financial statements are based on management’s judgements on the application of tax legislation and the probable outcome of tax assessments.
(viii)Contingencies
Contingent assets and liabilities can relate to, but are not limited to, environmental obligations, litigation, regulatory proceedings, tax matters and losses resulting from other events. Management exercises significant judgement in assessing whether the outflow of economic benefits has become probable and thereby requiring present obligations to be recognized in the consolidated financial statements, unless a reliable estimate of the amount cannot be made, or in the case of contingent assets, the inflow of economic benefits has become virtually certain.
(b)Key sources of estimation uncertainty
(i)Mineral reserve and mineral resource estimates
The Company estimates its mineral reserves and mineral resources based on information compiled by qualified persons as defined by National Instrument (“NI”) 43-101 – Standards of Disclosure for Mineral Projects. Estimates of proven and probable mineral reserves, and measured and indicated mineral resources are used in the calculation of depreciation, depletion and determination, when applicable, of the recoverable amount of CGUs, and for forecasting the timing of reclamation and closure cost expenditures.
There are numerous uncertainties inherent in estimating mineral reserves and resources, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in forecast metal prices, foreign exchange rates, operating costs or recovery rates may change the economic status of mineral reserves and resources and may, ultimately, result in estimates of mineral reserves and resources being revised. Changes in estimates of mineral reserves and resources could impact depreciation and depletion rates, asset carrying amounts and the provisions for reclamation and closure costs.
(ii)Valuation of inventories
Inventories are measured at the lower of weighted average cost and NRV. The weighted average costs of inventories include the cost of direct labour and materials, and an allocation of mine-site overhead expenses and depreciation and depletion of assets used during the mining and processing activities to produce the inventories. The determination of NRV involves the use of estimates. The NRV of inventories is calculated as the estimated price at the time of eventual sale based on prevailing and forecast metal prices less estimated future costs to convert the inventories into saleable form and associated selling costs. The NRV of inventories is assessed at the end of each reporting period. Changes in the estimates of NRV may result in a write-down of inventories or a reversal of a previous write-down.
In determining the valuation of heap leach ore inventories, the Company makes estimates of recoverable ounces on the leach pads based on quantities of ore placed on the leach pads, the grade of ore placed on the leach pads and an estimated recovery rate. Actual timing and ultimate recovery of gold contained on the leach pads can differ significantly from these estimates. Changes in estimates of recoverable ounces on the leach pads can impact the Company’s ability to recover the carrying amount of the inventories and may result in a write-down of inventories.
(iii)Reclamation and closure cost provisions
The Company’s provisions for reclamation and closure costs represent management’s best estimate of the present value of the future cash outflows required to settle the liabilities, which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above estimates and assumptions can result in changes to the provisions recognized by the Company.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

4.    AREAS OF SIGNIFICANT JUDGEMENT AND ESTIMATION UNCERTAINTY (CONTINUED)
(b)Key sources of estimation uncertainty (continued)
(iii)Reclamation and closure cost provisions (continued)
Changes to the provisions for reclamation and closure costs are recognized with a corresponding change to the carrying amounts of related mineral properties, plant and equipment during the period of change. Adjustments to the carrying amounts of related mineral properties, plant and equipment can result in a change to future depreciation and depletion expense.
(iv)Income taxes and value-added taxes receivable
Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the periods the assets are realized and the liabilities are settled. In determining the applicable rates to apply, the Company makes estimates of the timing of reversal of temporary differences. The Company also makes estimates of the amounts and timing of future taxable income available against which deductible temporary differences can be utilized. Estimates of future taxable income are based on forecast results of operations, application of tax legislation and available tax opportunities. The impacts of changes in these estimates are recognized in the period of change.
The Company provides for uncertain tax treatments based on management’s judgement on the probable outcome of tax assessments. The amounts recognized are measured based on the most likely amount or, if there are a wide range of possible outcomes, the expected value of the liability. Adjustments for differences between amounts recognized and final amounts as assessed by the taxation authorities are made during the period such differences are identified.
The Company has receivables from various governments for federal and state value-added taxes (“VAT”). The timing and amount of VAT receivables collectible can be uncertain. Management makes significant estimates relating to the timing and amount of VAT receivables considered collectible. Changes in these estimates can result in the recognition or reversal of impairment losses in net income or loss and the reclassification of amounts between current and non-current.
(v)Fair value measurement of derivative financial instruments
The fair value measurement of the Company’s derivative financial instruments outstanding at December 31, 2022 requires the use of option pricing models or other valuation techniques. The fair value measurements of the Company’s investments in warrants and the Equinox Gold share purchase warrants with exercise prices denominated in CAD are estimated using an option pricing model that uses assumptions related to expected life and share price volatility as inputs. The fair value measurements of foreign exchange contracts are based on forward foreign exchange rates. The fair value measurement of the production component of the contingent consideration in connection with the acquisition of the additional 10% interest in Greenstone on April 16, 2021 is based on forward gold prices and assumptions related to the achievement of production milestones. Changes in assumptions and estimates used could result in changes in the fair values of the derivative financial instruments, which are recognized in net income or loss.
(vi)Measurement of the recoverable amount of the Los Filos CGU
The Company performed an impairment test for the Los Filos CGU as at September 30, 2022 (note 9(c)). As the FVLCOD calculated was more than the carrying amount of the Los Filos CGU, the Company concluded that no impairment loss was required to be recognized.
In estimating the FVLCOD, significant estimates and assumptions were made relating to future metal prices, production based on current estimates of mineral reserves, future operating costs and capital expenditures, future foreign exchange rates, discount rate and an in-situ value for mineral resources. These estimates and assumptions are subject to risk and uncertainty. Changes in these estimates can result in the recognition of future impairment losses.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

5.    CORPORATE TRANSACTIONS
(a)Sale of Mercedes
On April 21, 2022, the Company completed the sale of Mercedes, the assets and liabilities of which were classified as held for sale at December 31, 2021, to Bear Creek Mining Corporation (“Bear Creek”) (the “Mercedes Transaction”) for the following consideration:
•$75 million in cash received on closing of the Mercedes Transaction;
•$25 million in cash receivable on or before October 21, 2022 (the “Deferred Payment”);
•24,730,000 common shares of Bear Creek, representing approximately 16.6% of the issued and outstanding common shares of Bear Creek at the time of closing the Mercedes Transaction; and
•a 2% net smelter return (“NSR”) on production from Mercedes (the “Mercedes NSR”).
The fair value of the consideration received totaled $135.4 million which included the fair values of the cash payment received on closing, the amount receivable of $24.6 million, the equity interest in Bear Creek of $23.3 million, the Mercedes NSR of $9.9 million and a working capital adjustment of $2.6 million. The fair value of the Bear Creek common shares received was determined based on Bear Creek’s quoted common share price of C$1.18 ($0.94) per share on the date of disposition. The fair value of the Mercedes NSR was estimated using a discounted cash flow model.
The equity interest in Bear Creek received as consideration for the sale is included within marketable securities and measured at FVOCI with changes in fair value recognized in OCI. On initial recognition, the Mercedes NSR was recognized as mineral properties. The Mercedes NSR was subsequently sold on June 28, 2022 (note 5(b)).
The Company recognized a loss on sale of $7.0 million in other expense for the year ended December 31, 2022, which represents the difference between the fair value of the consideration received, net of transaction costs of $3.8 million, and the carrying amounts of the assets and liabilities derecognized and the cumulative foreign currency translation gain of $1.6 million reclassified from AOCI to net loss related to certain subsidiaries disposed of which had a functional currency other than the USD.
The carrying amounts of the assets and liabilities of Mercedes derecognized on April 21, 2022 and classified as held for sale at December 31, 2021 were as follows:

	April 21, 2022	December 31, 2021
Cash and cash equivalents	$16,250	$4,575
Trade and other receivables	2,144	6,878
Inventories	11,468	12,935
Mineral properties, plant and equipment	188,998	183,137
Other assets	1,308	13
Total assets	220,168	207,538

Accounts payable and accrued liabilities	(13,522)	(13,282)
Derivative liabilities	(34,552)	(39,986)
Reclamation and closure cost provisions	(11,531)	(11,863)
Deferred income tax liabilities	(18,084)	(18,084)
Other liabilities	(2,324)	(2,530)
Total liabilities	(80,013)	(85,745)
Net assets	$140,155	$121,793
The derivative liabilities related to a gold prepay and silver stream arrangement with a third party (the “Stream Arrangement”) which required the Company to deliver 1,000 ounces of gold quarterly for a total of 9,000 ounces. In addition, the Company was required to deliver 100% of the silver production from Mercedes until the delivery of 3.75 million ounces, and 30% of silver production thereafter at a price equal to 20% of the prevailing silver price at the time of delivery, subject to an annual minimum of 300,000 ounces of silver until 2.1 million ounces of silver in aggregate have been delivered. At April 21, 2022, the date of disposition, the Company had delivered 3,600 ounces of gold and 309,077 ounces of silver towards the Stream Arrangement. As part of the Mercedes Transaction, Bear Creek assumed the outstanding obligation under the Stream Arrangement.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

5.    CORPORATE TRANSACTIONS (CONTINUED)
(a)Sale of Mercedes (continued)
The changes in the carrying amount of the Stream Arrangement derivative liabilities prior to disposition were as follows:

Balance – December 31, 2020	$—
Assumed in Premier Acquisition (note 5(c))	40,369
Gold and silver delivered	(6,802)
Change in fair value	6,419
Balance – December 31, 2021	39,986
Gold and silver delivered	(6,119)
Change in fair value	685
Balance – April 21, 2022	$34,552
On October 21, 2022, the Company granted Bear Creek an extension of the due date of the Deferred Payment and on October 26, 2022, the parties agreed to extend the due date of the Deferred Payment to October 21, 2024 (note 11(a)).
(b)Sale of royalty interests and other assets
On June 28, 2022, the Company completed the sale of a portfolio of royalty interests and other assets to Sandbox in exchange for 51,933,661 common shares of Sandbox, representing a 35% interest at the time of closing with a total fair value of $28.4 million (the “Sandbox Transaction”). The fair value of the Sandbox common shares received was determined based on the concurrent private placement common share price of C$0.70 ($0.54) per share.
The Company recognized a gain on sale of $8.5 million in other expense for the year ended December 31, 2022, which represents the difference between the fair value of the consideration received, net of transaction costs, and the carrying amounts of the assets derecognized. The carrying amounts of the assets derecognized on disposition were as follows:

Assets derecognized
Cash	$2,327
Other current receivables	2,109
Mineral properties	15,220
$19,656
The portfolio sold mainly comprised the Mercedes NSR (note 5(a)) and a 1% NSR royalty on production from the Pilar mine in Brazil (“Pilar”)(“the Pilar NSR”) (note 5(e)) which were recognized as mineral properties, and certain cash received and receivable from a previous asset sale.
In connection with the Sandbox Transaction, the Company participated in the Sandbox private placement financing, purchasing 6,155,912 common shares of Sandbox at C$0.70 per share, for a total investment of $3.3 million. Subsequent to the financing, the Company’s interest in Sandbox was reduced to 34.4%.
The Company’s 34.4% interest in Sandbox is accounted for as an investment in associate (note 10) using the equity method.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

5.    CORPORATE TRANSACTIONS (CONTINUED)
(c)Acquisition of Premier
On April 7, 2021, the Company acquired 100% of the issued and outstanding shares of Premier at an exchange ratio of 0.1967 Equinox Gold common share for each Premier share. All outstanding options and warrants of Premier that were not exercised prior to the acquisition date were replaced with Equinox Gold options and warrants, as adjusted in accordance with the 0.1967 exchange ratio. The principal properties acquired by the Company in the Premier Acquisition were a 50% interest in Greenstone and a 100% interest in Mercedes. Immediately prior to the Premier Acquisition, Premier completed the spin-out of i-80 Gold Corp. (“i-80 Gold”), a newly created company holding Premier’s gold projects in Nevada, United States. Premier retained a 30% interest in i-80 Gold which the Company acquired (note 10).
The Company determined that the Premier Acquisition represented a business combination, with Equinox Gold identified as the acquirer. Transaction costs incurred in respect of the acquisition totaling $3.2 million, of which $0.8 million were incurred in 2020, were expensed and presented as professional fees within general and administration expense.
The acquisition-date fair value of the consideration transferred consisted of the following:

Share consideration(1)	$399,613
Option consideration(2)	8,155
Warrant consideration(3)	505
Total consideration	$408,273
(1)The fair value of 47,373,723 common shares issued to Premier shareholders was determined using the Company’s share price of C$10.64 ($8.44) per share on the acquisition date.
(2)The fair value of 2,813,747 replacement options issued was determined using the Black-Scholes option pricing model with the following weighted average assumptions: exercise price of C$7.27, share price of C$10.64, expected life of 2.07 years, expected volatility of 41.3%, dividend yield of 0.0%, and discount rate of 0.37%.
(3)The fair value of 393,400 replacement warrants issued was determined using the Black-Scholes option pricing model with the following weighted average assumptions: exercise price of C$10.42, share price of C$10.64, expected life of 0.82 years, expected volatility of 39.7%, dividend yield of 0.0%, and discount rate of 0.15%.
In accordance with the acquisition method of accounting, the consideration transferred was allocated to the identifiable assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition. The table below presents the fair values of the assets acquired and liabilities assumed at the date of acquisition.

Assets (liabilities) acquired
Cash and cash equivalents	$8,267
Trade and other receivables	13,165
Inventories	11,987
Restricted cash	8,333
Mineral properties, plant and equipment	576,803
Investment in associate	79,001
Other assets	4,399
Accounts payable and accrued liabilities	(18,002)
Loans and borrowings and accrued interest	(17,649)
Stream arrangement	(40,369)
Reclamation and closure cost provisions	(13,481)
Deferred tax liabilities	(121,931)
Other liabilities	(818)
Fair value of net assets acquired	$489,705

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

5.    CORPORATE TRANSACTIONS (CONTINUED)
(c)Acquisition of Premier (continued)
The Company retained an independent appraiser to assist with determination of the fair values of certain assets acquired and liabilities assumed. The fair value of inventories was determined based on an NRV approach, whereby the future estimated cash flows from sales of payable metal produced are adjusted for costs to complete. The fair value of the investment in associate, representing the Company’s 30% interest in i-80 Gold, was based on the quoted market price of i-80 Gold common shares on the date of acquisition. The fair value of mineral properties, plant and equipment, excluding exploration and evaluation assets, was based on comparable transactions. An in-situ approach was used to estimate the fair values of certain exploration assets with reference to a public company comparables analysis. The fair values of the derivative liabilities relating to the Stream Arrangement (note 5(a)) and reclamation and closure cost provisions were estimated using discounted cash flow models. Expected future cash flows associated with the Stream Arrangement were based on estimates of future gold and silver prices and discount rates. Expected future cash flows associated with the reclamation and closure cost provisions were based on estimates of the future expenditures required to settle the obligation for disturbances at the acquisition date, and discount rates.
The Company recognized a bargain purchase gain of $81.4 million, equal to the excess of the fair value of the net assets acquired over the total consideration, in other income during the year ended December 31, 2021.
The Company’s consolidated revenue for the year ended December 31, 2021 includes revenue of Premier since the acquisition date in the amount $56.9 million. The Company’s consolidated net income for the year ended December 31, 2021 includes net income before tax of Premier since the acquisition date in the amount of $7.7 million. Had the acquisition occurred on January 1, 2021, pro-forma unaudited consolidated revenue and net income before tax for the year ended December 31, 2021 would have been approximately $1,115.0 million and $541.0 million, respectively.
(d)Acquisition of additional interest in Greenstone
On April 16, 2021, the Company completed the acquisition of an additional 10% interest in Greenstone, resulting in the Company’s total interest in the project being 60%, for a total cost of $59.9 million, consisting of a cash payment of $51.0 million on closing and the following contingent consideration:
•$5.0 million in cash payable 24 months after a positive mine construction decision for Greenstone, which occurred on October 27, 2021; and
•the delivery of approximately 2,200 ounces of refined gold, the cash equivalent value of such refined gold, or a combination thereof, after each production milestone of 250,000 ounces, 500,000 ounces and 700,000 ounces from Greenstone.
The contingent consideration was measured at fair value at the date of acquisition in the amount of $8.9 million based on the projected cash outflows associated with the contingent payments at the milestone dates, adjusted for the time value of money using an appropriate market-based discount rate that reflects the risk associated with the delivery of the contingent consideration.
The Company concluded that Greenstone was not a business and accordingly accounted for the acquisition of the additional 10% interest as an asset acquisition. The total cost of acquisition was allocated to the assets acquired and liabilities assumed as follows:

Assets (liabilities) acquired
Cash and cash equivalents	$95
Trade and other receivables	21
Restricted cash	1,043
Mineral properties, plant and equipment	59,078
Other assets	10
Accounts payable	(287)
Other liabilities	(27)
Net assets acquired	$59,933

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

5.    CORPORATE TRANSACTIONS (CONTINUED)
(d)Acquisition of additional interest in Greenstone (continued)
The contingent consideration is accounted for as a financial liability. The cash component of the contingent consideration is classified as a financial liability measured at amortized cost and accreted at the end of each reporting period using an effective interest rate of 18.5%. The production component is classified as a derivative financial liability measured at FVTPL at the end of each reporting period (note 14(b)(ii)).
At December 31, 2022, the amortized cost of the cash component included in other current liabilities was $4.3 million (2021 – $3.6 million included in other non-current liabilities) and the fair value of the derivative component included in non-current derivative liabilities was $8.3 million (2021 – $6.6 million).
(e)Sale of Pilar
On April 16, 2021, the Company completed the sale of Pilar to Pilar Gold Inc. (“PGI”) in exchange for the following consideration:
•a $10.5 million cash payment received on closing of the sale;
•$27.5 million in promissory notes receivable comprising:
◦$10.0 million payable (the “Second Installment”) on or before May 31, 2021; and
◦$17.5 million payable (the “Third Installment”) on or before November 30, 2021 (the “Third Installment Maturity Date”);
•a 9.9% equity interest in PGI; and
•the Pilar NSR.
The fair value of the consideration totaled $47.0 million at the date of sale which included the fair values of the cash payment received on closing, the promissory note receivable of $27.5 million, the investment in PGI of $4.8 million and the Pilar NSR of $5.8 million, net of a working capital adjustment of $1.6 million. On disposition, the Company recognized a gain on sale of $45.4 million in other income for the year ended December 31, 2021.
The Second Installment was received in May 2021. On November 30, 2021, the Third Installment maturity date was extended to November 30, 2023. At December 31, 2022, the Third Installment is included within trade and other receivables and is classified as a financial asset measured at amortized cost (note 7).
The equity interest in PGI is included within other non-current assets and measured at FVOCI with changes in fair value recognized in OCI (note 11(c)). On initial recognition, the Pilar NSR was recognized as mineral properties. The Pilar NSR was subsequently sold on June 28, 2022 (note 5(b)).
(f)Sale of partial interest in Solaris
On April 28, 2021, the Company sold a portion of its shareholdings in Solaris totaling 10 million units, with each unit consisting of one Solaris common share and one-half common share purchase warrant, for gross proceeds of $66.7 million. Each whole warrant entitled the holder to acquire one common share of Solaris from the Company at a price of C$10.00 until April 28, 2022. Of the gross proceeds of $66.7 million, $57.6 million was allocated to the common shares and $9.1 million was allocated to the warrants.
On disposition of its partial interest in Solaris, the Company recognized a gain on sale of $50.3 million in other income for the year ended December 31, 2021. The fair value of the warrants granted (the “Solaris warrant liability”) was recognized as a current derivative liability measured at FVTPL with changes in fair value at the end of each reporting period recognized in other income or expense (note 14(b)(iii)).
On disposition of the 10 million common shares of Solaris, the Company’s interest in Solaris was reduced to 19.9%. As a result, the Company determined it no longer had significant influence over Solaris and accordingly discontinued the use of the equity method to account for its investment. The carrying amount of the Company’s retained investment in Solaris was reclassified from investment in associate and recognized at fair value. The fair value of the Company’s retained investment of $197.7 million consisted of $136.0 million in common shares (“Solaris Shares”) and $61.7 million in warrants (“Solaris Warrants”) which were recognized as marketable securities measured at FVOCI (note 6) and derivative assets measured at FVTPL (note 14(a)(i)), respectively. The Company recognized a gain of $186.1 million in other income for the year ended December 31, 2021 on reclassification of its investment in Solaris.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

6.    MARKETABLE SECURITIES

	December 31, 2022	December 31, 2021
Balance – beginning of year	$240,530	$3,120
Additions (note 14(a)(i))	16,504	228
Dispositions	(108,266)	—
Received as consideration on disposal of assets (note 5(a))	23,290	—
Reclassification of investment in Solaris (note 5(f))	—	135,964
Change in fair value	(135,191)	101,218
Balance – end of year	$36,867	$240,530
During the year ended December 31, 2022, the Company recognized a net loss of $135.2 million (2021 – net gain of $101.2 million) on remeasurement of the fair value of marketable securities, of which a total loss of $134.2 million (2021 – total gain of $102.6 million) was recognized in OCI, with the remaining loss associated with marketable securities measured at FVTPL recognized in net (loss) income within other (expense) income.
On April 20, 2022, the Company disposed of five million common shares of Solaris held by the Company for proceeds of $40.1 million (C$50 million) on exercise of Solaris warrants issued and derecognized the carrying amount of the underlying marketable securities of $56.4 million (note 14(b)(iii)).
On December 5, 2022, the Company sold 11 million common shares of Solaris held by the Company through a privately negotiated transaction for proceeds of $51.9 million (C$70.4 million). On disposition, the Company derecognized the carrying amount of the underlying marketable securities of $51.9 million, representing the fair value of the investments sold. In addition, the Company transferred the cumulative loss of $28.8 million, net of tax of $4.3 million, from AOCI to retained earnings.
On January 12, 2023, the Company sold 4.5 million common shares of Solaris held by the Company for proceeds of $20.0 million (C$26.8 million), representing the fair value of the investments sold.
7.    TRADE AND OTHER RECEIVABLES

	December 31, 2022	December 31, 2021
Trade receivables	$8,180	$14,207
Receivables from asset sales, net of loss allowance(1)	15,341	1,935
VAT receivables(2)	36,670	24,621
Income taxes receivable	13,167	8,046
Other receivables	2,745	1,451
	$76,103	$50,260
(1)    At December 31, 2022, the Company’s receivables from asset sales primarily comprised the current portion of the promissory note receivable from Bear Creek (note 11(a)) in the amount of $5.4 million and the $8.8 million Third Installment receivable from PGI (notes 5(e) and 11(b)). The receivable from asset sales as at December 31, 2021 was sold as part of the Sandbox Transaction (note 5(b)).
(2)    At December 31, 2022, the Company's VAT receivables primarily comprised $27.7 million (2021 – $12.3 million) and $18.6 million (2021 – $16.7 million) of VAT receivables in Brazil and Mexico, respectively, of which $18.8 million (2021 – $8.8 million) of the Brazilian VAT is included in other non-current assets.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

8.    INVENTORIES

	December 31, 2022	December 31, 2021
Heap leach ore	$310,663	$258,197
Stockpiled ore	27,701	11,118
Work-in-process	20,315	17,400
Finished goods	5,432	3,395
Supplies	49,135	35,777
Total inventories	$413,246	$325,887

Classified and presented as:
Current	$265,105	$201,622
Non-current(1)	148,141	124,265
	$413,246	$325,887
(1)    Non-current inventories at December 31, 2022 and 2021 relate to heap leach ore at Mesquite and Castle Mountain.
During the year ended December 31, 2022, the Company recognized an increase in the provision for obsolete and slow-moving supplies inventories of $1.5 million (2021 – increase of $2.1 million) in operating expense. At December 31, 2022, the Company’s total provision for obsolete and slow-moving supplies inventories was $15.6 million (2021 – $14.1 million).
During the year ended December 31, 2022, the Company recognized within cost of sales $52.9 million (2021 – $18.1 million) in write-downs of inventories to NRV, mainly relating to heap leach ore at Los Filos.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

9.    MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties(a)	Plant and equipment	Construction- in-progress(b)	Exploration and evaluation assets	Total
Cost
Balance – December 31, 2020	$1,372,327	$644,061	$35,642	$13,750	$2,065,780
Acquired in Premier Acquisition (note 5(c))	468,315	72,018	—	36,470	576,803
Investment in Greenstone (note 5(d))	57,739	42	—	1,297	59,078
Additions(1)	168,231	144,213	142,869	—	455,313
Reclassified to assets held for sale (note 5(a))	(134,783)	(73,915)	—	—	(208,698)
Transfers	(5,438)	5,438	—	—	—
Disposals and write-downs	(6,285)	(125,565)	—	—	(131,850)
Change in reclamation and closure cost asset	(16,608)	—	—	—	(16,608)
Foreign currency translation	(4,520)	(49)	(613)	(93)	(5,275)
Balance – December 31, 2021	1,898,978	666,243	177,898	51,424	2,794,543
Additions(1)	169,562	105,010	367,605	—	642,177
Transfers	79,081	68,016	(147,097)	—	—
Disposals and write-downs	(22,368)	(17,797)	—	—	(40,165)
Change in reclamation and closure cost asset	(7,439)	—	—	(50)	(7,489)
Foreign currency translation	(25,670)	(941)	(16,068)	(577)	(43,256)
Balance – December 31, 2022	$2,092,144	$820,531	$382,338	$50,797	$3,345,810

Accumulated depreciation and depletion
Balance – December 31, 2020	$90,734	$116,323	$—	$—	$207,057
Depreciation and depletion	115,778	111,470	—	—	227,248
Reclassified to assets held for sale (note 5(a))	(15,586)	(9,975)	—	—	(25,561)
Transfers	(2,720)	2,720	—	—	—
Disposals	(5,204)	(106,907)	—	—	(112,111)
Foreign currency translation	—	(9)	—	—	(9)
Balance – December 31, 2021	183,002	113,622	—	—	296,624
Depreciation and depletion	135,062	78,902	—	—	213,964
Disposals	(496)	(4,489)	—	—	(4,985)
Foreign currency translation	—	(292)	—	—	(292)
Balance – December 31, 2022	$317,568	$187,743	$—	$—	$505,311
Net book value
At December 31, 2021	$1,715,976	$552,621	$177,898	$51,424	$2,497,919
At December 31, 2022	$1,774,576	$632,788	$382,338	$50,797	$2,840,499
(1)Included in additions for the year ended December 31, 2022 are the following non-cash additions: $12.6 million (2021 – $51.6 million) in additions to right-of-use assets included in plant and equipment, $4.1 million and $5.1 million (2021 – $12.1 million and $1.7 million) of depreciation and depletion capitalized to mineral properties and construction-in-progress, respectively, and $12.9 million (2021 – $1.6 million) of borrowing costs incurred capitalized to construction-in-progress.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

9.    MINERAL PROPERTIES, PLANT AND EQUIPMENT (CONTINUED)
(a)Non-depletable mineral properties
Mineral properties at December 31, 2022 includes $434.8 million (2021 – $459.0 million) relating to mineral properties at Los Filos and Greenstone which are currently not subject to depletion. At December 31, 2021, mineral properties also included $51.7 million relating to mineral properties at Santa Luz which were not subject to depletion (note 9(b)).
(b)Construction-in-progress
During the year ended December 31, 2022, the Company capitalized $47.9 million and $318.7 million of costs incurred at Santa Luz and Greenstone, respectively (2021 – $70.1 million, $66.4 million and $5.5 million of costs incurred at Santa Luz, Greenstone and Los Filos, respectively) to construction-in-progress.
On September 30, 2022, based on the level of production achieved, the Company assessed and determined that Santa Luz was operating as intended by management. Accordingly, the capitalized development and construction costs of $123.5 million on such date were reclassified from construction-in-progress to mineral properties and plant and equipment in the amount of $56.6 million and $66.9 million, respectively. Depreciation and depletion of total mineral properties of $107.5 million and plant and equipment of $165.4 million at Santa Luz commenced on October 1, 2022.
(c)Impairment
The Company reviews the carrying amounts of its mineral properties, plant and equipment at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. This review is generally performed on a property-by-property basis with each property representing a CGU.
On October 19, 2022, the Company released a Feasibility Study for Los Filos with an effective date of June 30, 2022, which considered continued development of the Bermejal underground deposit and the construction of a carbon-in-leach processing plant that would extend Los Filos’ mine life. As the net present value of the Feasibility Study was less than the carrying value of the Los Filos CGU, management concluded that the difference was an indicator of impairment. As a result, the Company determined the recoverable amount of the Los Filos CGU as at September 30, 2022. The recoverable amount, being its FVLCOD, was calculated based on a discounted cash flow model for mineral reserves using a discount rate of 7.5% and an in-situ value for unmodelled mineral resources (Level 3 fair value). Significant assumptions used in the determination of the recoverable amount included future metal prices, production based on current estimates of mineral reserves, future operating and capital expenditures, discount rate, and the in-situ value for unmodelled mineral resources based on comparable market transactions. The discounted cash flow model used long-term gold and silver prices of $1,650 per ounce and $21.50 per ounce, respectively.
The Company determined that the recoverable amount of the Los Filos CGU at September 30, 2022 was more than the carrying amount and that no impairment loss was required to be recognized.
(d)Royalty arrangements
Certain of the Company’s mineral properties are subject to royalty arrangements based on their NSRs, gross revenues and other measures. At December 31, 2022, the Company’s significant royalty arrangements were as follows:

Mineral property	Royalty arrangements
Mesquite	Weighted average LOM NSR of 2%
Castle Mountain	2.65% NSR; 5% of gross revenues for the South Domes area
Los Filos	3% NSR for the Xochipala concession; 0.5% of gross revenues
Aurizona	1.5% of gross revenues; 3-5% sliding scale NSR based on gold price
Fazenda	1.5% of gross revenues
RDM	1% of gross revenues
Santa Luz	1.375% of gross revenues; 1.5% of gross revenues; 2% of gross revenues for the CBPM area of C1 deposit
Greenstone	3% NSR

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

10.    INVESTMENTS IN ASSOCIATES
Details of the Company’s investments in associates as at December 31, 2022 and 2021 are as follows:

Associate	Principal Activity	Principal Place of Business	Ownership Interest (%)
			2022	2021
i-80 Gold(1)	Production	USA	25.3	25.5
Sandbox(2)	Royalties	Americas and Europe	34.4	—
(1)At December 31, 2022, the quoted fair value of the Company’s investment in i-80 Gold was $169.9 million (2021 – $148.6 million) based on the quoted market price of the underlying shares of C$3.78 per share (2021 – C$3.09), which is a Level 1 fair value measurement.
(2)At December 31, 2022, there is no quoted fair value for the Company’s investment in Sandbox as Sandbox is not publicly listed.
The following table summarizes the changes in the carrying amounts of the Company’s investments in associates during the years ended December 31, 2022 and 2021:

	i-80 Gold(a)	Sandbox(b)	Solaris	Total
Balance – December 31, 2020	$—	$—	$22,287	$22,287
Acquired in Premier Acquisition (note 5(c))	79,001	—	—	79,001
Additional shares acquired	40,111	—	—	40,111
Dilution gain	2,067	—	—	2,067
Share of net income (loss)	4,134	—	(3,399)	735
Sale of partial interest (note 5(f))	—	—	(7,318)	(7,318)
Reclassification of retained interest (note 5(f))	—	—	(11,570)	(11,570)
Balance – December 31, 2021	125,313	—	—	125,313
Received as consideration in Sandbox Transaction (note 5(b))	—	28,356	—	28,356
Additional shares acquired	—	3,343	—	3,343
Share of net loss	(5,446)	(732)	—	(6,178)
Balance – December 31, 2022	$119,867	$30,967	$—	$150,834
(a)i-80 Gold
In connection with the Premier Acquisition (note 5(c)) in 2021, the Company acquired 41,287,362 shares in i-80 Gold, a US-focused gold production and development company, representing a 30% interest in i-80 Gold.
On April 7, 2021, the Company participated in the i-80 Gold private placement financing, purchasing 9,274,384 units at a price of C$2.60 per unit, for a total investment of $19.2 million. Each unit comprised one common share of i-80 Gold and one quarter of one common share purchase warrant. Each whole warrant (“i-80 Gold Warrant”) entitled the Company to acquire one common share of i-80 Gold at a price of C$3.64 until September 18, 2022. Of the $19.2 million investment, the Company allocated $18.4 million to the shares and $0.8 million to the warrants (note 14(a)(iii)).
In March 2021, the Company advanced $20.7 million to i-80 Gold as a loan. The loan was settled in exchange for the shares and warrants received on April 7, 2021 in the private placement financing and a repayment by i-80 Gold of the remaining $1.5 million.
On May 27, 2021 and December 9, 2021, the Company exercised its anti-dilution right under the support agreement dated April 7, 2021 between the Company and i-80 Gold and subscribed for 5,479,536 common shares of i-80 Gold at C$2.60 per common share and 4,800,000 common shares of i-80 Gold at C$2.62 per common share, respectively, for a total investment of $21.7 million.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

10.    INVESTMENTS IN ASSOCIATES (CONTINUED)
(b)Sandbox
As consideration for the assets sold to Sandbox (note 5(b)) in 2022, the Company received 51,933,661 common shares of Sandbox, representing a 35% interest in Sandbox, with a total fair value of $28.4 million. Sandbox is a mining royalty corporation with royalty assets primarily located in the Americas and Europe. In connection with the Sandbox Transaction, the Company participated in Sandbox’s private placement financing, purchasing 6,155,912 common shares for a total consideration of $3.3 million.
Summarized financial information in respect of the Company’s associates as at and for the year ended December 31, 2022 and 2021 is set out below. The summarized financial information for i-80 Gold and Sandbox is based on amounts included in the most recent available consolidated financial statements prepared in accordance with IFRS as of September 30, 2022 and 2021, respectively, for i-80 Gold and September 30, 2022 for Sandbox, and for adjustments made by the Company in applying the equity method, including fair value adjustments on acquisition of interests in the associates. In addition, the summarized financial information for i-80 Gold includes adjustments made by the Company for material transactions during the three months ended December 31, 2021.

	i-80 Gold		Sandbox
At December 31	2022	2021	2022
Cash and cash equivalents	$75,987	$51,627	$3,811
Other current assets	34,555	55,606	2,804
Non-current assets	567,403	131,426	71,993
Total assets	677,945	238,659	78,608
Current liabilities	48,837	12,956	86
Non-current liabilities	232,455	18,493	15,975
Total liabilities	281,292	31,449	16,061
Net assets (100%)	396,653	207,210	62,547
Equinox Gold’s share of net assets	100,319	52,814	21,528
Adjustments to Equinox Gold’s share of net assets	19,548	72,499	9,439
Carrying amount	$119,867	$125,313	$30,967

	i-80 Gold		Sandbox
Years ended December 31	2022	2021	2022
Revenue	$25,311	$—	$532
Operating expense	(75,517)	(19,574)	(640)
Loss from operations	(50,206)	(19,574)	(108)
Other income (expense)	10,752	(5,332)	(788)
Income tax recovery (expense)	17,920	(200)	(1,232)
Net loss from continuing operations (100%)	(21,534)	(25,106)	(2,128)
Net income from discontinued operations (100%)	49	11,554	—
Net loss and total comprehensive loss (100%)	$(21,485)	$(13,552)	$(2,128)

Equinox Gold’s share of net loss and total comprehensive loss	$(5,446)	(3,454)	$(732)
Adjustments to Equinox Gold’s share of net loss and total comprehensive loss	—	7,588	—
Equinox Gold’s total share of net (loss) income and total comprehensive (loss) income	$(5,446)	$4,134	$(732)

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

11.    OTHER NON-CURRENT ASSETS

	December 31, 2022	December 31, 2021
Receivables from asset sales, net of loss allowance(a)(b)	$20,965	$10,321
VAT receivables (note 7)	18,800	8,845
Investment in PGI(c)	2,294	2,294
Derivative assets(b) (note 14(a))	525	218
Other	4,733	3,935
	$47,317	$25,613
(a)Receivable from Bear Creek
In connection with the sale of Mercedes (note 5(a)), the Company has a promissory note receivable from Bear Creek for the Deferred Payment. On October 26, 2022, the Company and Bear Creek amended the terms of the Deferred Payment to, amongst other things, extend the maturity date of the promissory note to October 21, 2024 (the “Bear Creek Note”).
The Bear Creek Note is subject to an annual interest rate of 15.0%, compounded annually. Monthly principal and interest payments will commence on February 1, 2023 equal to 50% of Bear Creek’s monthly free cash flows, calculated as consolidated revenue, less operating expenditures, capital expenditures, taxes paid, reclamation expenditures, metal stream obligations, scheduled debt service payments, and changes in consolidated working capital, subject to a minimum monthly repayment of $0.5 million. Any remaining outstanding principal and accrued interest will be due on maturity.
The amount owing under the Bear Creek Note is secured by a pledge of the shares and other equity interests in the Bear Creek holding companies that own Mercedes, the Corani silver-lead-zinc project and other major assets or projects acquired by Bear Creek or its subsidiaries in the future. Bear Creek may prepay, without penalty, any portion of the Bear Creek Note at any time before the maturity date.
On amendment, the Company recognized a modification gain of $1.9 million to reflect the adjusted amortized cost of the receivable. At December 31, 2022, the carrying amount of the Bear Creek Note was $25.3 million, of which $19.9 million is included in other non-current assets and $5.4 million is included in trade and other receivables.
(b)Receivable from PGI
In connection with the sale of Pilar (note 5(e)), the Company has a note receivable from PGI for the Third Installment. On November 30, 2021, the Company and PGI entered into an amending agreement (the “Amending Agreement”) that extended the Third Installment Maturity Date from November 30, 2021 to November 30, 2023.
The amount owing under the Third Installment is subject to an annual interest rate of 5%, compounded monthly, and secured by a pledge of all the issued and outstanding shares of the corporation that owns Pilar; credit rights, accounts, material contracts, equipment, machinery, inventory, gold production, real estate properties and mining concessions relating to Pilar; and a conditional assignment of mineral rights.
During the year ended December 31, 2021, the Company recognized an impairment loss of $7.5 million in respect of expected credit losses on the note receivable in other (expense) income. At December 31, 2022, the carrying amount of the Third Installment note receivable of $8.8 million was included in trade and other receivables (2021 – $7.6 million included in other non-current assets).
Pursuant to the Amending Agreement, PGI agreed to deliver to the Company four quarterly deliveries of 300 ounces of refined gold each, subject to adjustments based on the market price of gold, commencing on June 30, 2022. Effective November 18, 2022, the Company and PGI entered into a second amending agreement to defer the commencement date of the four quarterly gold deliveries to June 30, 2023. At December 31, 2022, the fair value of the gold deliveries was $1.2 million (2021 – $1.0 million), of which $0.8 million (2021 – $0.7 million) is included within current derivative assets.
(c)Investment in PGI
The Company has an equity interest in PGI (note 5(e)) which is classified as a financial asset measured at FVOCI with changes in fair value recognized in OCI. During the year ended December 31, 2022, the Company recognized a loss of nil (2021 – $2.5 million) in OCI on remeasurement of the fair value of the equity securities.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

12.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2022	December 31, 2021
Trade payables	$122,508	$109,297
Accrued liabilities	103,520	75,201
Income taxes payable	9,379	5,611
VAT and other taxes payable	4,401	7
	$239,808	$190,116
13.    LOANS AND BORROWINGS

	December 31, 2022	December 31, 2021
Credit Facility(a)	$560,788	$279,621
2020 Convertible Notes(b)	132,196	129,320
2019 Convertible Notes(b)	135,040	131,741
Total loans and borrowings	$828,024	$540,682
The following is a reconciliation of the changes in the Company’s loans and borrowings balance during the years ended December 31, 2022 and 2021 to cash flows arising from financing activities:

	2022	2021
Balance – beginning of year	$540,682	$545,417
Financing cash flows:
Draw down on Credit Facility	299,800	—
Repayment of loans and borrowings	(13,333)	(30,983)
Interest paid	(33,590)	(22,112)
Transaction costs	(3,024)	—
Other changes:
Debt assumed in Premier Acquisition (note 5(c))	—	17,649
Interest expense	42,447	30,711
Gain on modification of Credit Facility	(4,958)	—
Balance – end of year	$828,024	$540,682

Classified and presented as:
Current	$—	$26,667
Non-current	828,024	514,015
	$828,024	$540,682
(a)Credit Facility
Prior to July 28, 2022, the Company had a credit facility that comprised a $400 million revolving facility (the “Revolving Facility”) with a maturity date of March 8, 2024 and a $100 million non-revolving term loan (the “Term Loan”) with a maturity date of March 10, 2025 with a syndicate of lenders led by The Bank of Nova Scotia (collectively, the “Credit Facility”). The Term Loan was subject to quarterly repayments equal to 6.67% of the principal beginning September 30, 2021 through to maturity.
On July 28, 2022, the Company amended its Credit Facility, increasing the Revolving Facility size from $400 million to $700 million and extending the maturity date from March 8, 2024 to July 28, 2026. The amended Credit Facility also provides for an uncommitted accordion feature which permits the Company to request an increase in the principal amount of the facility by up to $100 million. In addition, within 60 days prior to the anniversary date of the Credit Facility, the Company may request an extension of the maturity date by up to one year, subject to approval by a majority of the lenders. Upon closing of the amended Credit Facility, the Company rolled the outstanding principal balance of $73.3 million under the Term Loan into the Revolving Facility.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

13.    LOANS AND BORROWINGS (CONTINUED)
(a)Credit Facility (continued)
Amounts drawn under the Revolving Facility are subject to variable interest rates at the applicable term rate based on SOFR plus an applicable margin of 2.25% to 3.50%, based on the Company’s total net leverage ratio, and a credit spread adjustment of 0.10% to 0.25%, based on the interest period.
On amendment, the Company recognized a modification gain of $5.0 million to reflect the adjusted amortized cost of the Credit Facility, calculated as the present value of the modified contractual cash flows discounted using the original weighted average effective interest rate, net of additional transaction costs incurred on modification of $3.0 million.
During the year ended December 31, 2022, the Company drew down $299.8 million on its Revolving Facility (2021 – nil). On December 31, 2022, there was $127.2 million undrawn on the Revolving Facility.
The Revolving Facility is secured by a first-ranking security interest over all present and future property and assets of the Company and its material subsidiaries, and the Company’s present and future equity interests in Greenstone. The Revolving Facility is subject to standard conditions and covenants, including maintenance of debt service coverage ratio, leverage ratio, minimum tangible net worth of $550 million and minimum liquidity of $50 million. At December 31, 2022, the Company was in compliance with these covenants.
(b)Convertible Notes
In April 2019, the Company issued $139.7 million in convertible notes to Mubadala Investment Company (“Mubadala”) and Pacific Road Resources Funds (“Pacific Road”) (the “2019 Convertible Notes”). The 2019 Convertible Notes mature on April 12, 2024, bear interest at a fixed rate of 5% per year payable quarterly in arrears and are convertible at the holder’s option into common shares of the Company at a fixed conversion price of $5.25 per share. The 2019 Convertible Notes issued to Pacific Road with an aggregate principal amount of $9.7 million were assigned to Verition Advisors (Canada) ULC in November 2022.
In March 2020, the Company issued $139.3 million in convertible notes to Mubadala and Pacific Road (the “2020 Convertible Notes”). The 2020 Convertible Notes mature on March 10, 2025, bear interest at a fixed rate of 4.75% per year payable quarterly in arrears and are convertible at the holder’s option into common shares of the Company at a fixed conversion price of $7.80 per share.
The carrying amounts of the 2019 and 2020 Convertible Notes represent the debt component of the Convertible Notes, net of transaction costs, which will be accreted to the principal amounts over their respective terms using an effective interest rate of 7.5% and 7.3%, respectively.
Holders of the 2019 and 2020 Convertible Notes may exercise their conversion option at any time, provided that the holder owns less than 20% of the outstanding common shares of the Company. The Company has call options that are currently exercisable in relation to the 2019 Convertible Notes and exercisable on or after March 10, 2023 in relation to the 2020 Convertible Notes, if the 90-day volume weighted average trading price of the Company’s common shares exceeds $6.83 and $10.14, respectively, for a period of 30 consecutive days. Upon exercise of the option by the Company, the holders are required to either (i) exercise the conversion option on the remaining principal outstanding or (ii) demand cash payment from the Company subject to a predetermined formula based on the respective conversion price per share and the Company’s share price at the time of redemption.
The 2019 and 2020 Convertible Notes are secured by a second ranking security interest over all present and future assets of the Company and its material subsidiaries, and the Company’s present and future equity interests in Greenstone, and are subordinate to the Credit Facility. The 2019 and 2020 Convertible Notes are subject to standard conditions and covenants, including maintenance of certain debt to earnings ratios. At December 31, 2022, the Company was in compliance with these covenants.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

14.    DERIVATIVE FINANCIAL INSTRUMENTS
(a)Derivative assets
The following is a summary of the Company’s derivative assets measured at FVTPL as at December 31, 2022 and 2021:

	2022	2021
Solaris Warrants(i)	$29,154	$122,919
Gold deliveries (note 11(b))	1,157	952
Foreign exchange contracts(ii)	6,432	—
i-80 Gold Warrants(iii)	—	581
	$36,743	$124,452

Classified and presented as:
Current	$36,218	$124,234
Non-current(1)	525	218
	$36,743	$124,452
(1)    Included in other non-current assets.
(i)Solaris Warrants
The following table summarizes the changes in the Solaris Warrants outstanding during the years ended December 31, 2022 and 2021:

	Number of warrants	Weighted average exercise price (C$)
Outstanding – December 31, 2020	—	$—
Reclassification of investment in Solaris (note 5(f))	10,218,750	1.74
Outstanding – December 31, 2021	10,218,750	1.74
Exercised	(2,718,750)	3.24
Outstanding – December 31, 2022	7,500,000	$1.20
During the year ended December 31, 2022, the Company exercised 2,718,750 warrants to purchase 2,718,750 common shares of Solaris at a weighted average exercise price of C$3.24 per share. The total investment of $15.9 million, which includes the fair value of the warrants of $9.2 million derecognized on exercise, was recognized as marketable securities measured at FVOCI.
At December 31, 2022, the Company held 7.5 million warrants that are each exercisable into one common share of Solaris at an exercise price of C$1.20 until May 2023.
The following table summarizes the changes in the carrying amounts of the outstanding Solaris Warrants during the years ended December 31, 2022 and 2021:

	2022	2021
Balance – beginning of year	$122,919	$—
Exercised	(9,161)	—
Reclassification of investment in Solaris	—	61,671
Change in fair value	(84,604)	61,248
Balance – end of year	$29,154	$122,919

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

14.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(a)Derivative assets (continued)
(i)Solaris Warrants (continued)
The fair values of the Solaris Warrants at December 31, 2022 and 2021 were determined using the Black Scholes option pricing model with the following weighted average assumptions:

	2022	2021
Risk-free rate	4.37%	0.78%
Expected life	0.41 years	1.0 year
Expected volatility	66.7%	62.8%
Expected dividend	0.0%	0.0%
Exercise price (C$)	$1.20	$1.74
Share price (C$)	$6.44	$16.94
(ii)Foreign exchange contracts
The Company has implemented a foreign currency exchange risk management program to reduce its exposure to fluctuations in the value of the Brazilian Réal (“BRL”), the Mexican Peso (“MXN”) and CAD. At December 31, 2022, the Company had in place USD:BRL, USD:MXN and USD:CAD put and call options with the following notional amounts, weighted average rates and maturity dates:

	USD notional amount		Call options’ weighted average strike price	Put options’ weighted average strike price
Currency	Within 1 year	1-2 years
BRL	$175,039	$48,500	5.27	6.26
MXN	94,000	7,000	20.34	23.67
CAD(1)	88,834	16,787	1.30	1.37
(1)    USD notional amount calculated as the CAD notional amount translated using the spot exchange rate at December 31, 2022.
At December 31, 2022, the Company also had in place forward contracts to purchase CAD at a USD:CAD fixed foreign exchange rate of 1.36 for a USD notional amount of $1.5 million per month to August 2023.
The foreign exchange contracts have not been designated as hedges and are measured at fair value, determined based on forward foreign exchange rates, at the end of each reporting period with changes in fair value recognized in other income or expense.
The following table summarizes the changes in the carrying amounts of the outstanding foreign exchange contracts during the years ended December 31, 2022 and 2021:

	2022	2021
Balance – beginning of year	$(12,061)	$(12,507)
Settlements	(1,158)	4,856
Change in fair value	17,921	(4,410)
Balance – end of year	$4,702	$(12,061)

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

14.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(a)Derivative assets (continued)
(ii)Foreign exchange contracts (continued)
The fair value of the outstanding foreign exchange contracts at December 31, 2022 was a net asset of $4.7 million (2021 – net liability of $12.1 million) which was presented as follows:

	2022	2021
Net asset (liability) presented as:
Current derivative assets	$6,306	$—
Non-current derivative assets	126	—
Current derivative liabilities	(1,204)	(11,489)
Non-current derivative liabilities	(526)	(572)
	$4,702	$(12,061)
(iii)i-80 Gold Warrants
On April 7, 2021, the Company acquired 2,318,596 i-80 Gold Warrants as part of the i-80 gold private placement financing (note 10(a)). The warrants were each exercisable into one common share of i-80 Gold at an exercise price of C$3.64 per share until September 18, 2022. On September 18, 2022, all of the i-80 Gold Warrants expired unexercised.
During the year ended December 31, 2022, the Company recognized a loss of $0.6 million (2021 – $0.2 million) on revaluation of the i-80 Gold Warrants in other (expense) income.
(b)Derivative liabilities
The following is a summary of the Company’s derivative liabilities at December 31, 2022 and 2021:

	2022	2021
Foreign exchange contracts (note 14(a)(ii))	$1,730	$12,061
Equinox Gold warrant liability(i)	695	5,177
Contingent consideration – Greenstone(ii)	8,280	6,586
Solaris warrant liability(iii)	—	27,697
Gold collar and forward contracts(iv)	—	33,336
	$10,705	$84,857

Classified and presented as:
Current	$1,899	$77,699
Non-current	8,806	7,158
	$10,705	$84,857
(i)Equinox Gold warrant liability
As the exercise price of the Company’s share purchase warrants is denominated in CAD, the Company will receive a variable amount of cash in terms of the Company’s US dollar functional currency upon exercise of the warrants by the holders. Accordingly, the warrants are accounted for as derivative financial liabilities measured at FVTPL with changes in fair value recognized in net income or loss.
At December 31, 2022, the Company had 602,353 share purchase warrants outstanding, with each warrant exercisable into one common share of Equinox Gold and one-quarter of a common share of Solaris at an exercise price of C$5.30 until May 2023. Equinox Gold will receive nine-tenths of the proceeds from the exercise of the warrants, with the remaining proceeds paid to Solaris.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

14.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities (continued)
(i)Equinox Gold warrant liability (continued)
The following table summarizes the changes in the Company’s share purchase warrants outstanding during the years ended December 31, 2022 and 2021:

	Number of warrants	Weighted average exercise price (C$)
Outstanding – December 31, 2020	19,025,158	$14.00
Issued in Premier Acquisition (note 5(c))	393,400	10.42
Exercised	(1,361,549)	8.42
Expired	(16,387,492)	14.92
Outstanding – December 31, 2021	1,669,517	8.69
Exercised	(405,164)	10.27
Expired	(662,000)	10.81
Outstanding – December 31, 2022	602,353	$5.30
The changes in the carrying amounts of the Company’s outstanding share purchase warrants during the years ended December 31, 2022 and 2021 were as follows:

	2022	2021
Balance – beginning of year	$5,177	$50,666
Issued in Premier Acquisition (note 5(c))	—	505
Exercised	(603)	(4,100)
Change in fair value	(3,879)	(41,894)
Balance – end of year	$695	$5,177
The fair values of the Company’s outstanding share purchase warrants at December 31, 2022 and 2021 were determined using the Black-Scholes option pricing model with the following weighted average inputs:

	2022	2021
Risk-free rate	4.21%	0.34%
Expected life	0.35 years	0.61 years
Expected volatility	84.4%	46.8%
Expected dividend	0.0%	0.0%
Exercise price (C$)	$5.30	$8.69
Share price (C$)	$6.04	$11.60
(ii)Contingent consideration – Greenstone
As part of the consideration for the Company’s acquisition of an additional 10% interest in Greenstone in April 2021 (note 5(d)), the Company assumed contingent payment obligations. The obligation to deliver approximately 2,200 ounces of refined gold, the cash equivalent value of such refined gold, or a combination thereof, after each production milestone of 250,000 ounces, 500,000 ounces and 700,000 ounces from Greenstone has been accounted for as a derivative financial liability measured at FVTPL. The fair value of the contingent consideration is determined based on the net present value of the projected cash outflows associated with the contingent payments at the milestone dates using a market-based discount rate that reflects the risk associated with the delivery of the contingent consideration.
At December 31, 2022, the fair value of the derivative liability, included in non-current derivative liabilities, was $8.3 million (2021 – $6.6 million). During the year ended December 31, 2022, the Company recognized a loss of $1.7 million (2021 – $0.9 million) on revaluation of the derivative liability in other (expense) income.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

14.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities (continued)
(iii)Solaris warrant liability
In connection with the sale of the Company’s partial interest in Solaris, the Company granted five million share purchase warrants to the buyer (note 5(f)), with each warrant exercisable into one common share of Solaris held by the Company at a price of C$10.00 per share until April 28, 2022. The warrants were accounted for as current derivative financial liabilities measured at FVTPL.
On April 20, 2022, all the outstanding warrants were exercised. The Company received $40.1 million (C$50 million) on exercise of the warrants and derecognized the carrying amounts of the marketable securities and Solaris warrant liability of $56.4 million and $16.3 million, respectively. In addition, the Company transferred the cumulative gain of $15.8 million, net of tax of $2.5 million, on the marketable securities from AOCI to retained earnings.
The following table summarizes the changes in the carrying amounts of the Company’s Solaris warrant liability during the years ended December 31, 2022 and 2021:

	2022	2021
Balance – beginning of year	$27,697	$—
Issued in connection with sale of partial interest in Solaris (note 5(f))	—	9,107
Change in fair value	(11,384)	18,590
Exercised	(16,313)	—
Balance – end of year	$—	$27,697
(iv)Gold collar and forward contracts
As part of the Company’s acquisition of Leagold Mining Corporation in March 2020 (the “Leagold Acquisition”), the Company assumed gold collar contracts with put and call strike prices of $1,325 and $1,425 per ounce, respectively, for 3,750 ounces per month to September 2022. The Company also assumed forward contracts with an average fixed gold price of $1,350 per ounce for 4,583 ounces per month to September 2022. At December 31, 2022, the Company had no ounces remaining to be delivered under its gold collar and forward contracts.
The gold collar and forward contracts were not designated as hedges and were measured at fair value, determined based on forward gold prices, at the end of each reporting period with changes in fair value recognized in other income or expense.
The following table summarizes the changes in the carrying amounts of the outstanding gold collar and forward contracts during the years ended December 31, 2022 and 2021:

	2022	2021
Balance – beginning of year	$33,336	$91,393
Change in fair value	(341)	(16,605)
Settlements	(32,995)	(41,452)
Balance – end of year	$—	$33,336
On January 31, 2023, the Company entered into gold collar contracts with a put strike price of $1,900 per ounce and an average call strike price of $2,065 per ounce, for 10,644 ounces per month beginning February 2023 to March 2024. These contracts will be accounted for as derivatives measured at fair value, based on forward gold prices, at the end of each reporting period, with changes in fair value recognized in other income or expense.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

15.    RECLAMATION AND CLOSURE COST PROVISIONS

	USA	Mexico	Brazil	Canada	Total
Balance – December 31, 2020	$27,111	$49,642	$44,038	$—	$120,791
Assumed in Premier Acquisition (note 5(c))	—	11,850	—	1,631	13,481
Disposals	—	—	(7,895)	—	(7,895)
Accretion	362	3,715	2,434	24	6,535
Change in estimates	1,001	(18,943)	410	924	(16,608)
Reclamation expenditures	—	(277)	(409)	—	(686)
Reclassified to assets held for sale (note 5(a))	—	(11,863)	—	—	(11,863)
Foreign exchange gain	—	(2,221)	(2,372)	(14)	(4,607)
Balance – December 31, 2021	28,474	31,903	36,206	2,565	99,148
Disposals	—	332	—	—	332
Accretion	699	2,869	1,967	83	5,618
Change in estimates	(1,442)	(5,200)	(4,298)	3,451	(7,489)
Reclamation expenditures	—	(442)	(1,809)	—	(2,251)
Foreign exchange loss (gain)	—	1,931	1,809	(259)	3,481
Foreign currency translation	—	—	—	(123)	(123)
Balance – December 31, 2022	$27,731	$31,393	$33,875	$5,717	$98,716

At December 31				2022	2021
Classified and presented as:
Current(1)				$3,202	$3,583
Non-current				95,514	95,565
Total reclamation and closure cost provisions				$98,716	$99,148
(1)    Included in other current liabilities.
The Company’s environmental permits require it to reclaim any land disturbed during mine development, construction and operations. The majority of these reclamation costs are expected to be incurred subsequent to the end of the operation to which they relate. The Company’s provisions for reclamation and closure costs represent management’s best estimate of the future reclamation and mine closure activities based on the level of known disturbance at the reporting date, known legal requirements and internal and external cost estimates.
The Company’s reclamation and closure cost provisions at December 31, 2022 were calculated as the present value of the expected future cash flows estimated using inflation rates of 2.0% to 5.5% (2021 – 2.0% to 3.5%) and discount rates of 2.9% to 11.7% (2021 – 1.3% to 8.7%) depending on the region in which the costs will be incurred. At December 31, 2022, the total undiscounted expected future cash flows of the Company’s reclamation and closure cost provisions were $186.6 million (2021 – $182.7 million).
The Company is required to post security for reclamation and closure costs relating to Mesquite and Greenstone. At December 31, 2022, the Company has met its security requirements in the form of bonds posted through surety underwriters totaling $27.7 million (2021 – $27.7 million) for Mesquite and $9.4 million (2021 - nil) for Greenstone.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

16.    OTHER NON-CURRENT LIABILITIES

	December 31, 2022	December 31, 2021
Provision for legal matters (note 33(a))	$9,197	$11,647
Lease liabilities (note 17(b))	14,079	26,943
Cash-settled share-based payments (note 18(c)(i),(ii))	1,479	1,362
Other liabilities(a)	13,772	10,562
	$38,527	$50,514
(a)Equipment financing arrangement
On December 7, 2022, Greenstone entered into a financing arrangement with a lender whereby the lender agrees to finance 90% of the cost of new mobile equipment purchased by Greenstone from certain dealers approved by the lender (the “Facility”). The Facility provides Greenstone with financing for up to $100 million of total qualifying equipment purchases for use in the construction and development of the Greenstone project and expires on December 31, 2024. Amounts drawn are subject to fixed interest rates determined at the time of draw based on the current U.S. treasury rate, the applicable spread based on the Bloomberg U.S. Index and a margin of 3.75%. Amounts owing under the arrangement are payable quarterly over a period of six years from the date funds are received by Greenstone for each equipment purchase. Upon receipt of funds, Greenstone is required to pay the lender a refundable security deposit, equal to 10% of the cost of the applicable equipment purchase, which will be refunded by the lender 12 months after Greenstone is operating at levels as intended by management. Greenstone has no obligation to utilize any amount of the Facility.
At December 31, 2022, the carrying amount of the Company’s share of amounts outstanding under the Facility, measured at amortized cost, was $9.6 million, of which $1.1 million is included in other current liabilities and $8.5 million is included in other non-current liabilities. The carrying amount represents the Company’s share of the present value of the contractual cash flows, net of $1.0 million of deferred financing costs.
17.    LEASES
(a)Right-of-use assets
The Company’s right-of-use assets mainly relate to leased mobile mining equipment and are included in plant and equipment within mineral properties, plant and equipment (note 9). The following table presents the changes in the carrying amount of the Company’s right-of-use assets during the years ended December 31, 2022 and 2021:

	2022	2021
Balance – beginning of year	$52,707	$16,969
Additions	12,599	51,644
Depreciation	(15,706)	(15,906)
Balance – end of year	$49,600	$52,707

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

17.    LEASES (CONTINUED)
(b)Lease liabilities
The following is a reconciliation of the changes in the Company’s lease liabilities balance to cash flows arising from financing activities during the years ended December 31, 2022 and 2021:

	2022	2021
Balance – beginning of year	$45,097	$18,884
Financing cash flows:
Lease payments	(23,849)	(24,309)
Other changes:
Additions	12,599	48,687
Interest expense	1,907	2,115
Foreign exchange gain	(40)	(280)
Foreign currency translation	(214)	—
Balance – end of year	$35,500	$45,097

Classified and presented as:
Current(1)	$21,421	$18,154
Non-current(2)	14,079	26,943
	$35,500	$45,097
(1)    Included in other current liabilities.
(2)    Included in other non-current liabilities.
In February 2021, the Company entered into a three-year lease agreement for the use of mining equipment to replace part of the Company’s mining fleet at Mesquite. The equipment was delivered between February and May 2021 and the Company recognized total additions of $39.8 million to right-of-use assets with a corresponding increase to lease liabilities. Under the terms of the agreement, the Company makes quarterly fixed payments over the lease term.
(c)Additional amounts recognized in the consolidated statements of (loss) income and cash flows
In addition to the amounts disclosed in notes 17(a) and 17(b), the Company recognized the following amounts in the consolidated statements of (loss) income and cash flows relating to leases during the years ended December 31, 2022 and 2021:

	2022	2021
Expense and cash flow relating to variable lease payments not included in the measurement of lease liabilities	$48,122	$24,203
Expense and cash flow relating to short-term and low-value leases	7,973	9,413
18.    SHARE CAPITAL AND SHARE-BASED PAYMENTS
(a)Authorized capital
The Company is authorized to issue an unlimited number of common shares with no par value.
(b)Share issuances
On November 21, 2022, the Company filed a short form base shelf prospectus that qualifies the distribution of up to $500 million of the Company’s securities comprising any combination of common shares, debt securities, subscription receipts, share purchase contracts, units or warrants in one or more issuances over a period of 25 months in Canada and the United States, at prices and on terms to be determined based on market conditions at the time of sale.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

18.    SHARE CAPITAL AND SHARE-BASED PAYMENTS (CONTINUED)
(b)Share issuances (continued)
On November 21, 2022, the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to $100 million (the “Offered Shares”). Concurrently, the Company entered into an equity distribution agreement providing for an at-the-market equity offering program (the “ATM Program”) with BMO Nesbitt Burns Inc. and National Bank Financial Inc. and their respective affiliates (collectively, the “Agents”) (the “Equity Distribution Agreement”), pursuant to which the Company may sell the Offered Shares through or to the Agents. The ATM Program is effective until December 21, 2024 unless terminated earlier by the Company in accordance with the Equity Distribution Agreement.
For the period from November 21, 2022 to December 31, 2022, the Company issued 2,281,402 common shares under the ATM Program at a weighted average share price of $3.50 per common share for total gross proceeds of $8.0 million. Transaction costs incurred of $0.8 million are presented as a reduction to share capital.
In January 2023, the Company issued 4,369,615 common shares under the ATM Program at a weighted average share price of $3.88 per common share for total gross proceeds of $16.9 million.
In April 2021, the Company completed a non-brokered private placement of 7,500,000 common shares at a price of C$10.00 per share for gross proceeds of $59.6 million (C$75.0 million), of which $32.1 million (C$40.4 million) of common shares were issued to the Company’s executives and directors.
In addition to the common shares issued under the ATM Program and private placement, the Company issued 3.8 million common shares on exercise of warrants and stock options and settlement of RSUs and pRSUs during the year ended December 31, 2022 (2021 – 4.1 million on exercise of warrants and stock options and settlement of RSUs and pRSUs and 47.4 million as consideration for the Premier Acquisition) (notes 14(b)(i), 18(c) and 5(c)).
(c)Share-based compensation plans
(i)Restricted share units
Under the terms of the Equinox Gold Restricted Share Unit Plan (the “RSU Plan”), the Board of Directors may, from time to time, grant to directors, officers, employees, and consultants, RSUs and pRSUs in such numbers and for such terms as may be determined by the Board of Directors.
Equity-settled RSUs and pRSUs
Equity-settled RSUs are settled in the Company’s common shares after the vesting conditions are met, which is generally within two or three years of the date of grant.
The number of awards vested under equity-settled pRSUs are subject to a multiplier of 0% to 300% of the number of pRSUs granted based on the achievement of specified non-market conditions, including gold production targets, or market conditions, including the Company’s total shareholder return as compared to the S&P Global Gold Index or the VanEck Vectors Junior Gold Miners ETF Index over a three-year comparison period. Share-based compensation expense related to pRSUs with non-market performance conditions is recognized over the expected vesting period with the cumulative amount recognized adjusted at the end of each reporting period to reflect the change, if any, in the number of pRSUs expected to vest and the expected vesting period based on expected performance. Share-based compensation expense related to pRSUs that vest based on market conditions is recognized over the three-year vesting period based on the grant date fair value of the award.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

18.    SHARE CAPITAL AND SHARE-BASED PAYMENTS (CONTINUED)
(c)Share-based compensation plans (continued)
(i)Restricted share units (continued)
Equity-settled RSUs and pRSUs (continued)
The following table summarizes the changes in the Company’s equity-settled RSUs and pRSUs outstanding during the years ended December 31, 2022 and 2021:

	Number of RSUs	Number of pRSUs
Outstanding – December 31, 2020	709,706	1,145,300
Granted	603,607	421,155
Settled	(428,065)	(295,200)
Forfeited	(41,936)	(1,100)
Outstanding – December 31, 2021	843,312	1,270,155
Granted	708,446	464,100
Settled	(381,950)	(568,653)
Forfeited	(188,550)	(225,800)
Outstanding – December 31, 2022	981,258	939,802
During the year ended December 31, 2022, the Company granted 0.7 million equity-settled RSUs (2021 – 0.6 million) and 0.5 million pRSUs (2021 – 0.4 million) to directors, officers and employees. The weighted average grant date fair value of the RSUs and pRSUs granted during the year ended December 31, 2022 was $6.23 (2021 – $9.26).
During the year ended December 31, 2022, the Company settled 0.6 million of pRSUs that were subject to a weighted average multiplier of 2.6 (2021 – 0.3 million subject to a weighted average multiplier of 1.6).
Cash-settled RSUs and pRSUs
Under the terms of the RSU Plan, certain RSUs and pRSUs granted to employees entitle the holder to a cash payment equal to the number of RSUs and pRSUs vested, multiplied by the quoted market value of the Company’s common shares on completion of the vesting period (the “cash-settled RSUs and cash-settled pRSUs”). The cash-settled RSUs granted generally vest over two or three years. The cash-settled pRSUs are subject to a multiplier of 0% to 200% based on the Company’s total shareholder return as compared to the S&P Global Gold Index over a three-year comparison period. The share-based compensation expense related to cash-settled RSUs and pRSUs is recognized over the two or three-year vesting period. The amount of share-based compensation expense is adjusted at the end of each reporting period to reflect the change in the quoted market price of the Company’s common shares and the number of RSUs and pRSUs expected to vest.
The following table summarizes the changes in the Company’s cash-settled RSUs and pRSUs outstanding during the years ended December 31, 2022 and 2021:

	Number of RSUs	Number of pRSUs
Outstanding – December 31, 2020	144,800	—
Granted	67,800	7,700
Settled	(105,350)	—
Outstanding – December 31, 2021	107,250	7,700
Granted	428,632	35,600
Settled	(69,850)	—
Forfeited	(102,350)	(20,100)
Outstanding – December 31, 2022	363,682	23,200
During the year ended December 31, 2022, the Company granted 0.5 million total cash-settled RSUs and pRSUs (2021 – 0.1 million) with a weighted average grant date fair value of $7.24 (2021 – $10.05).

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

18.    SHARE CAPITAL AND SHARE-BASED PAYMENTS (CONTINUED)
(c)Share-based compensation plans (continued)
(i)Restricted share units (continued)
Cash-settled RSUs and pRSUs (continued)
The total fair value of cash-settled RSUs and pRSUs outstanding at December 31, 2022 was $0.8 million (2021 – $0.7 million), of which $0.2 million and $0.6 million (2021 – $0.5 million and $0.2 million) are included in other current liabilities and other non-current liabilities, respectively.
(ii)Deferred share units
Under the terms of the Equinox Gold Deferred Share Unit Plan (the “DSU Plan”), non-executive directors may elect to receive all or a portion of their annual compensation in the form of DSUs which are linked to the value of the Company's common shares. DSUs are issued on a quarterly basis under the terms of the DSU Plan, based on the five-day volume weighted average trading price of the Company’s common shares at the date of grant. DSUs vest immediately. The DSUs are redeemable in cash for 90 days from the date a director ceases to be a member of the Board.
The following table summarizes the changes in the Company’s DSUs outstanding during the years ended December 31, 2022 and 2021:

Number of DSUs
Outstanding – December 31, 2020	125,437
Granted	51,046
Outstanding – December 31, 2021	176,483
Granted	112,086
Redeemed	(7,831)
Outstanding – December 31, 2022	280,738
The weighted average grant date fair value of DSUs granted during the year ended December 31, 2022 was $5.02 (2021 – $7.63).
The total fair value of DSUs outstanding as at December 31, 2022 was $0.9 million (2021 – $1.2 million) and is included in other non-current liabilities.
(iii)Stock options
The following table summarizes the changes in the Company’s stock options outstanding during the years ended December 31, 2022 and 2021:

	Number of options	Weighted average exercise price (C$)
Outstanding – December 31, 2020	2,919,070	$5.99
Issued in Premier Acquisition (note 5(c))	2,813,747	7.27
Exercised	(1,833,661)	5.77
Expired/forfeited	(315,713)	15.04
Outstanding – December 31, 2021	3,583,443	7.14
Exercised	(1,502,063)	7.82
Expired/forfeited	(225,737)	8.83
Outstanding – December 31, 2022	1,855,643	$6.42

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

18.    SHARE CAPITAL AND SHARE-BASED PAYMENTS (CONTINUED)
(c)Share-based compensation plans (continued)
(iii)Stock options (continued)
The weighted average share price at the date of exercise of stock options during the year ended December 31, 2022 was $9.92 (2021 – $10.87).
The following table summarizes information about the Company’s outstanding and exercisable stock options at December 31, 2022:

	Options Outstanding			Options Exercisable
Range of exercise price (C$)	Number of options	Weighted average exercise price (C$)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (C$)
$1.89 - $6.00	1,415,825	$4.99	1.69	1,415,825	$4.99
$6.00 - $12.00	439,818	11.03	1.02	439,818	11.03
	1,855,643	$6.42	1.53	1,855,643	$6.42
(d)Share-based compensation
The following table summarizes the Company’s share-based compensation recognized during the years ended December 31, 2022 and 2021:

	2022	2021
RSUs and pRSUs	$4,954	$6,640
DSUs	(713)	(492)
Stock options	66	1,676
PSUs	—	(224)
Total share-based compensation	$4,307	$7,600

Recognized in the consolidated financial statements as follows:
Equity-settled
General and administration expense	$3,674	$6,773
Operating expense	54	927
Capitalized within construction-in-progress	741	273
Cash-settled
General and administration expense	(379)	(691)
Operating expense	217	290
Exploration expense	—	28
Total share-based compensation	$4,307	$7,600

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

19.    RESERVES
The following table summarizes the changes in the Company’s reserves during the years ended December 31, 2022 and 2021:

	Share-based compensation	Equity component of Convertible Notes	Other	Total
Balance – December 31, 2020	$16,854	$18,539	$3,386	$38,779
Options issued in Premier Acquisition (note 5(c))	8,155	—	—	8,155
Exercise of stock options and settlement of RSUs and pRSUs (note 18(b))	(7,869)	—	—	(7,869)
Share-based compensation (note 18(d))	7,973	—	—	7,973
Balance – December 31, 2021	25,113	18,539	3,386	47,038
Exercise of stock options and settlement of RSUs and pRSUs (note 18(b))	(9,887)	—	—	(9,887)
Share-based compensation (note 18(d))	4,469	—	—	4,469
Balance – December 31, 2022	$19,695	$18,539	$3,386	$41,620
20.    REVENUE
Revenue from contracts with customers during the years ended December 31, 2022 and 2021 disaggregated by metal were as follows:

	2022	2021
Gold	$949,151	$1,079,321
Silver	3,045	2,965
Total revenue	$952,196	$1,082,286
(a)Gold offtake arrangement
As part of the Leagold Acquisition, the Company assumed offtake arrangements that provide for gold offtake of 50% of the gold production from Los Filos and 35% of the gold production from the Fazenda, RDM, Pilar and Santa Luz mines at market prices, until a cumulative delivery of 1.1 million ounces and 0.7 million ounces, respectively, has been achieved. At December 31, 2022, the Company had delivered a total of 0.3 million ounces and 0.2 million ounces, respectively, under the terms of the offtake arrangements.
(b)Silver streaming arrangement
As part of the Leagold Acquisition, the Company assumed a silver streaming agreement under which the Company must sell a minimum of 5.0 million payable silver ounces produced by Los Filos from August 5, 2010 to the earlier of the termination of the agreement and October 15, 2029 at the lesser of $3.90 per ounce and the prevailing market price, subject to an inflationary adjustment. The contract price is revised each year on the anniversary date of the contract and was $4.60 per ounce at December 31, 2022. At December 31, 2022, a total of 2.1 million ounces had been delivered under the terms of the streaming agreement. As the Company’s obligation under the silver stream agreement will be satisfied through the delivery of silver ounces produced by Los Filos, it was determined that the contract was entered into and continues to be held for the purpose of the delivery of a non-financial item in accordance with the Company’s expected sale or usage requirements, and accordingly is not accounted for as a financial instrument.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

21.    OPERATING EXPENSE
Operating expense during the years ended December 31, 2022 and 2021 consists of the following expenses by nature:

	2022	2021
Raw materials and consumables	$293,485	$241,509
Salaries and employee benefits(1)	119,219	111,270
Contractors	164,413	135,235
Repairs and maintenance	52,614	50,260
Site administration	83,440	67,694
Royalties	21,428	28,615
	734,599	634,583
Change in inventories	(54,545)	20,221
Total operating expense	$680,054	$654,804
(1)    Total salaries and employee benefits, excluding share-based compensation, for the year ended December 31, 2022 including amounts recognized within care and maintenance expense, exploration expense and general and administrative expense was $141.1 million (2021 – $137.6 million).
22.    CARE AND MAINTENANCE EXPENSE
During the year ended December 31, 2022, the Company incurred total care and maintenance costs of $9.5 million (2021 – $15.3 million).
Care and maintenance expense for the year ended December 31, 2022 includes $8.7 million incurred at RDM mainly related to the temporary suspension of mining and plant operations in mid-May through early July due to a delay in receiving permits for the scheduled tailings storage facility raise.
Care and maintenance expense for the year ended December 31, 2021 includes $14.2 million incurred at Los Filos resulting from a delayed restart in the first quarter of 2021 following the community blockade from September 2020 to December 2020 and the temporary suspension of operations resulting from a community blockade in July 2021.
23.    GENERAL AND ADMINISTRATION EXPENSE
General and administration expense during the years ended December 31, 2022 and 2021 consists of the following expenses by nature:

	2022	2021
Salaries and benefits	$18,371	$19,761
Share-based compensation	3,295	6,082
Professional fees	13,974	15,696
Office and other expenses	10,010	9,809
Depreciation	1,032	1,242
Total general and administration expense	$46,682	$52,590

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

24.    OTHER (EXPENSE) INCOME
Other (expense) income during the years ended December 31, 2022 and 2021 consists of the following:

	2022	2021
Change in fair value of foreign exchange contracts (note 14(a)(ii))	$17,921	$(4,410)
Change in fair value of gold contracts (note 14(b)(iv))	341	16,605
Change in fair value of warrants (notes 14(a)(i), (a)(iii), (b)(i), (b)(iii))	(69,922)	85,790
Gain on modification of Credit Facility (note 13(a))	4,958	—
Loss on sale of Mercedes (note 5(a))	(7,006)	—
Gain on sale of assets to Sandbox (note (5(b))	8,507	—
Loss on disposals and write-downs of plant and equipment	(13,733)	(12,414)
Gain on bargain purchase of Premier (note 5(c))	—	81,432
Gain on sale of Pilar and partial interest in Solaris (notes 5(e), 5(f))	—	95,717
Gain on reclassification of investment in Solaris (note 5(f))	—	186,067
Foreign exchange (loss) gain	(7,809)	152
Other expense	(1,137)	(22,377)
Total other (expense) income	$(67,880)	$426,562
25.    INCOME TAXES
Income tax expense (recovery) during the years ended December 31, 2022 and 2021 differs from the amounts that would result from applying the combined Canadian federal and provincial income tax rate of 27% (2021 – 27%) to (loss) income before income taxes. These differences result from the following items:

	2022	2021
(Loss) income before income taxes	$(98,407)	$535,035
Combined Canadian federal and provincial income tax rate	27%	27%
Expected income tax (recovery) expense	(26,570)	144,459
Non-taxable income and non-deductible expenses	5,640	(52,405)
Impact of tax rate differences between jurisdictions	5,213	(31,941)
Tax effect of temporary differences for which no tax benefit has been recognized	33,505	(39,843)
Change in estimates of prior year	2,750	(2,981)
Change in fair value of derivative liabilities	8,392	(11,312)
Impact of US percentage depletion	—	(10,114)
Impact of Mexican inflation	(7,772)	(3,024)
Foreign exchange and other	(13,538)	(12,693)
Total income tax expense (recovery)	$7,620	$(19,854)

Comprising:
Current tax expense	$23,515	$25,163
Deferred tax recovery	(15,895)	(45,017)
	$7,620	$(19,854)

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

25.    INCOME TAXES (CONTINUED)
The significant components of the Company’s recognized deferred income tax assets and deferred income tax liabilities at December 31, 2022 and 2021 were as follows:

	2022	2021
Non-capital losses	$49,821	$62,419
Deductible temporary differences relating to:
Mineral properties, plant and equipment	19,085	75,259
Inventories	33,044	31,847
Reclamation and closure cost provisions	9,057	16,023
Mining tax	9,992	10,717
Accrued liabilities	12,399	10,650
Investments and loans and borrowings	6,366	11,701
Suspended interest deduction	4,176	4,604
Other	2,310	7,396
Total deferred income tax assets	$146,250	$230,616
Taxable temporary differences relating to:
Mineral properties, plant and equipment	$(380,081)	$(502,436)
Marketable securities	(1,033)	(30,227)
Derivatives	(6,590)	(7,174)
Intercompany loan	(8,823)	(6,898)
Other	(10,441)	(3,587)
Total deferred income tax liabilities	(406,968)	(550,322)
Net deferred income tax liability	$(260,718)	$(319,706)

Presented as:
Deferred income tax assets	$—	$10,576
Deferred income tax liabilities	(260,718)	(312,198)
Deferred income tax liabilities relating to assets held for sale (note 5(a))	—	(18,084)
	$(260,718)	$(319,706)
The movements in the Company’s net deferred income tax liability during the years ended December 31, 2022 and 2021 were as follows:

	2022	2021
Balance – beginning of year	$(319,706)	$(229,860)
Recognized in net (loss) income	15,895	45,017
Disposition of subs	18,084	—
Recognized in OCI	25,009	(12,932)
Assumed in Premier Acquisition (note 5(c))	—	(121,931)
Balance – end of year	$(260,718)	$(319,706)
In assessing whether to recognize deferred income tax assets, other than deferred income tax assets arising from the initial recognition of assets and liabilities that do not affect accounting or taxable income which are not recognized, management considers whether it is probable that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income against which the deferred income tax assets can be utilized.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

25.    INCOME TAXES (CONTINUED)
The Company’s deductible temporary differences, unused tax losses and unused tax credits at December 31, 2022 and 2021 for which deferred income tax assets have not been recognized were as follows:

	2022	2021
Deductible temporary differences relating to:
Mineral properties, plant and equipment	$43,215	$430,274
Investments and loans and borrowings	66,450	322,272
Derivatives	10,010	8,276
Reclamation and closure cost provisions	77,160	41,164
Inventories	4,473	—
Share issue and finance costs	—	1,176
Other	33,030	14,970
Non-capital losses	325,065	449,984
Capital losses	34,381	10,689
State alternative minimum tax credit	—	7,434
	$593,784	$1,286,239
At December 31, 2022, the Company had the following estimated tax operating losses available to reduce future taxable income, including both losses for which deferred income tax assets are recognized and losses for which deferred income tax assets are not recognized as listed in the table above. The loss carryforwards expire as follows:

2022
Canada (expire between 2035–2042)	$276,252
United States - California (expire between 2030–2040 or after)	95,365
Mexico (expire between 2025–2032)	53,192
Brazil (no expiry)	125,233
$550,042
26.    NET (LOSS) INCOME PER SHARE
The calculations of basic and diluted EPS for the years ended December 31, 2022 and 2021 were as follows:

	2022			2021
	Weighted average shares outstanding	Net loss	Net loss per share	Weighted average shares outstanding	Net income	Net income per share
Basic EPS	304,001,631	$(106,027)	$(0.35)	284,932,357	$554,889	$1.95
Dilutive RSUs and pRSUs	—	—		2,806,153	—
Dilutive warrants	—	—		372,948	(1,358)
Dilutive Convertible Notes	—	—		44,458,210	9,995
Dilutive stock options	—	—		1,165,033	—
Diluted EPS	304,001,631	$(106,027)	$(0.35)	333,734,701	$563,526	$1.69
The outstanding instruments that were not included in the calculation of diluted EPS as they were anti-dilutive for the year ended December 31, 2022 were 1.9 million equity-settled RSUs and pRSUs, 0.6 million warrants, 44.5 million shares issuable for convertible notes and 1.9 million stock options (2021 – 0.3 million equity-settled pRSUs, 1.1 million warrants and 0.8 million stock options).

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

27.    SEGMENT INFORMATION
Operating results of operating segments are regularly reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segment and to assess performance. The Company considers each of its mine sites as a reportable operating segment. The following table presents significant information about the Company’s reportable operating segments as reported to the Company’s chief operating decision maker:

Year ended December 31, 2022
	Revenue	Operating expense	Depreciation and depletion	Exploration expense	Other operating expenses	Income (loss) from operations
Mesquite	$220,465	$(119,923)	$(41,952)	$—	$—	$58,590
Castle Mountain	41,891	(24,131)	(3,724)	(4)	—	14,032
Los Filos	237,979	(253,680)	(49,527)	(537)	—	(65,765)
Mercedes(1)	28,806	(15,435)	(753)	(651)	—	11,967
Aurizona	183,265	(107,150)	(35,867)	(5,118)	—	35,130
Fazenda	116,401	(67,632)	(43,276)	(3,245)	—	2,248
RDM(2)	58,114	(46,101)	(6,760)	(2,104)	(8,724)	(5,575)
Santa Luz(2)(3)	65,275	(46,002)	(5,313)	(6,060)	(579)	7,321
Greenstone	—	—	—	(760)	—	(760)
Corporate	—	—	—	56	(46,852)	(46,796)
	$952,196	$(680,054)	$(187,172)	$(18,423)	$(56,155)	$10,392

Year ended December 31, 2021
Mesquite	$249,025	$(142,487)	$(29,231)	$—	$—	$77,307
Castle Mountain	46,040	(18,608)	(3,670)	(1,175)	—	22,587
Los Filos(2)	257,217	(227,350)	(37,527)	(339)	(14,185)	(22,184)
Mercedes(1)	56,928	(30,288)	(24,753)	(648)	—	1,239
Aurizona	242,621	(103,999)	(37,433)	(4,980)	—	96,209
Fazenda	107,917	(52,319)	(33,021)	(3,655)	—	18,922
RDM	105,774	(69,018)	(23,901)	(849)	—	12,006
Santa Luz	—	—	—	(3,692)	—	(3,692)
Greenstone(4)	—	—	—	(204)	(79)	(283)
Corporate and other(5)	16,764	(10,735)	(7,356)	(711)	(53,600)	(55,638)
	$1,082,286	$(654,804)	$(196,892)	$(16,253)	$(67,864)	$146,473
(1)The above segment information includes the results of Mercedes from April 7, 2021, the date of acquisition as part of the Premier Acquisition (note 5(c)), to April 21, 2022, the date of disposition (note 5(a)).
(2)Other operating expenses at RDM and Santa Luz for the year ended December 31, 2022 and Los Filos for the year ended December 31, 2021 relate to care and maintenance costs incurred (note 22).
(3)The first gold pour occurred at Santa Luz during the three months ended March 31, 2022. Based on the level of production achieved, the Company assessed and determined that Santa Luz was operating as intended by management on September 30, 2022. Depreciation and depletion of capitalized costs at Santa Luz commenced on October 1, 2022 (note 9(b)).
(4)The above segment information includes the Company’s share of the results of Greenstone from the date of acquisition (notes 5(c) and 5(d)).
(5)Corporate and other for the year ended December 31, 2021 includes the results of Pilar until April 16, 2021, the date of disposition.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

27.    SEGMENT INFORMATION (CONTINUED)

	Total assets		Total liabilities
At December 31	2022	2021	2022	2021
Mesquite	$280,420	$332,555	$(67,330)	$(74,543)
Castle Mountain	290,604	261,631	(21,886)	(25,607)
Los Filos	1,119,403	1,108,533	(237,617)	(274,664)
Mercedes(1)	—	207,538	—	(85,849)
Aurizona	335,839	363,703	(54,371)	(51,546)
Fazenda	106,945	138,143	(38,496)	(41,325)
RDM	146,043	119,468	(15,558)	(20,515)
Santa Luz	300,953	234,490	(22,120)	(22,016)
Greenstone	815,049	498,529	(173,665)	(120,657)
Corporate and other(2)	461,141	702,771	(872,270)	(665,294)
	$3,856,397	$3,967,361	$(1,503,313)	$(1,382,016)
(1)At December 31, 2021, the assets and liabilities of Mercedes were classified as held for sale. Mercedes was sold on April 21, 2022 (note 5(a)).
(2)Total assets for corporate and other includes the Company’s investments in i-80 Gold and Sandbox (note 10).

	Capital Expenditures(1)
Years ended December 31	2022	2021
Mesquite	$42,449	$98,394
Castle Mountain	16,709	20,433
Los Filos	66,341	85,954
Mercedes(2)	7,232	11,546
Aurizona	48,275	33,059
Fazenda	16,952	17,687
RDM	28,938	31,421
Santa Luz	53,198	71,693
Greenstone(3)	350,844	76,210
Corporate and other(4)	11,239	8,916
	$642,177	$455,313
(1)Includes accrued expenditures and non-cash additions.
(2)The above segment information includes capital expenditures at Mercedes from April 7, 2021, the date of acquisition as part of the Premier Acquisition (note 5(c)), to April 21, 2022, the date of disposition (note 5(a)).
(3)The above segment information includes the Company’s share of capital expenditures at Greenstone from the date of acquisition (notes 5(c) and 5(d)).
(4)Capital expenditures for corporate and other for the year ended December 31, 2021 includes capital expenditures at Pilar until April 16, 2021, the date of disposition.
The following table presents the Company’s non-current assets other than financial instruments, investments in associates, and deferred income tax assets by region:

At December 31	2022	2021
United States	$473,299	$450,308
Mexico	947,407	941,762
Brazil	774,368	725,842
Canada	816,763	516,539
Total non-current assets, excluding financial instruments and investments in associates	$3,011,837	$2,634,451

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

27.    SEGMENT INFORMATION (CONTINUED)
The following table presents revenue from sales to major customers that exceeded 10% of the Company’s revenue for the years ended December 31, 2022 and 2021:

	2022	2021
Customer 1(1)	$582,584	$521,476
Customer 2(2)	206,706	—
Customer 3(3)	110,785	264,277
Customer 4(4)	—	265,690
Total revenue from major customers	$900,075	$1,051,443
Total revenue from major customers as percentage of total revenue	94.5%	97.2%
(1)Revenues from Customer 1 relate to all segments except Los Filos and Mercedes.
(2)Revenues from Customer 2 relate to all segments except Mesquite, Castle Mountain and Aurizona.
(3)Revenues from Customer 3 for the year ended December 31, 2022 relate to Los Filos (2021 – Mesquite, Castle Mountain and Los Filos).
(4)Revenues from Customer 4 relate to all segments except Mesquite, Castle Mountain and Aurizona.
28.    RELATED PARTY TRANSACTIONS
The Company’s related parties include its subsidiaries, associates, joint operation and key management personnel. The Company’s key management personnel consists of executive and non-executive directors and members of executive management.
The remuneration of the Company’s directors and other key management personnel during the years ended December 31, 2022 and 2021 were as follows:

	2022	2021
Salaries, directors’ fees and other short-term benefits	$3,555	$4,236
Share-based payments	1,268	4,985
Total key management personnel compensation	$4,823	$9,221
At December 31, 2022, $1.1 million (2021 – $2.0 million) was owed by the Company to management for accrued salaries and bonuses and reimbursement of expenses.
In April 2021, the Company issued $32.1 million of its common shares to its executives and directors as part of a private placement financing (note 18(b)).
29.    SUPPLEMENTAL CASH FLOW INFORMATION
The changes in non-cash working capital during the years ended December 31, 2022 and 2021 were as follows:

	2022	2021
Increase in trade and other receivables	$(14,416)	$(3,815)
(Increase) decrease in inventories	(69,607)	20,221
(Increase) decrease in prepaid expenses and other current assets	(4,928)	2,840
(Decrease) increase in accounts payable and accrued liabilities	(2,661)	37,410
Increase in other current liabilities	3,792	—
Changes in non-cash working capital	$(87,820)	$56,656

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

30.    FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS
(a)Financial assets and financial liabilities by category
The carrying amounts of the Company’s financial assets and financial liabilities by category are as follows:

At December 31, 2022	Amortized cost	FVTPL	FVOCI(5)	Total
Financial assets
Cash and cash equivalents	$200,769	$—	$—	$200,769
Marketable securities	—	984	35,883	36,867
Trade receivables	8,180	—	—	8,180
Derivative assets(1)	—	36,743	—	36,743
Restricted cash(2)	16,452	—	—	16,452
Other financial assets(3)	39,051	—	2,294	41,345
Total financial assets	$264,452	$37,727	$38,177	$340,356

Financial liabilities
Accounts payable and accrued liabilities	$226,028	$—	$—	$226,028
Loans and borrowings	828,024	—	—	828,024
Derivative liabilities(1)	—	10,705	—	10,705
Lease liabilities(4)	35,500	—	—	35,500
Other financial liabilities	13,853	—	—	13,853
Total financial liabilities	$1,103,405	$10,705	$—	$1,114,110

At December 31, 2021
Financial assets
Cash and cash equivalents	$305,498	$—	$—	$305,498
Marketable securities	—	1,902	238,628	240,530
Trade receivables	14,207	—	—	14,207
Derivative assets(1)	—	124,452	—	124,452
Restricted cash(2)	20,444	—	—	20,444
Other financial assets(3)	14,416	—	2,294	16,710
Total financial assets	$354,565	$126,354	$240,922	$721,841

Financial liabilities
Accounts payable and accrued liabilities	$185,716	$—	$—	$185,716
Loans and borrowings	540,682	—	—	540,682
Derivative liabilities(1)	—	84,857	—	84,857
Lease liabilities(4)	45,097	—	—	45,097
Other financial liabilities	3,588	—	—	3,588
Total financial liabilities	$775,083	$84,857	$—	$859,940
(1)     Includes current and non-current derivatives (note 14).
(2)    Includes current and non-current restricted cash. At December 31, 2022, the Company had $1.9 million (2021 – nil) of current restricted cash included in prepaid expenses and other current assets.
(3)    Other financial assets measured at amortized cost includes current and non-current receivables from asset sales and other receivables (notes 7 and 11) .
(4)    Includes current and non-current lease liabilities (note 17(b)).
(5)    Includes the Company’s marketable securities and investment in other equity instruments designated as measured at FVOCI on initial recognition (notes 6 and 11(c)).

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

30.    FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (CONTINUED)
(b)Fair values of financial assets and financial liabilities
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy categorizes inputs to valuation techniques used in measuring fair value into the following three levels:
Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices).
Level 3 – unobservable inputs for which market data are not available.
(i)Financial assets and financial liabilities measured at fair value
The fair values of the Company’s financial assets and financial liabilities that are measured at fair value in the statement of financial position and the levels in the fair value hierarchy into which the inputs to the valuation techniques used to measure the fair values are categorized are as follows:

At December 31, 2022	Level 1(3)	Level 2(4)	Level 3(5)	Total
Marketable securities(1)	$36,867	$—	$—	$36,867
Derivative assets(2)	—	36,743	—	36,743
Other financial assets(1)	—	—	2,294	2,294
Derivative liabilities(2)	—	(2,425)	(8,280)	(10,705)
Net financial assets (liabilities)	$36,867	$34,318	$(5,986)	$65,199

At December 31, 2021
Marketable securities(1)	$240,530	$—	$—	$240,530
Derivative assets(2)	—	124,452	—	124,452
Other financial assets(1)	—	—	2,294	2,294
Derivative liabilities(2)	—	(78,271)	(6,586)	(84,857)
Net financial assets (liabilities)	$240,530	$46,181	$(4,292)	$282,419
(1)Marketable securities and other financial assets are principally measured at FVOCI.
(2)Includes current and non-current derivatives (note 14).
(3)The fair values of marketable securities are based on the quoted market price of the underlying securities.
(4)The fair values of derivative assets and certain derivative liabilities are measured using Level 2 inputs. The fair values of the Company’s investments in warrants and share purchase warrant liability (2021 – investments in warrants, share purchase warrant liability and Solaris warrant liability) are determined using the Black-Scholes option pricing model that uses a combination of quoted market prices and market-derived inputs such as expected volatility. The fair values of the Company’s foreign currency contracts are based on forward foreign exchange rates and the fair values of the Company’s gold collar and forward contracts at December 31, 2021 are based on forward metal prices.
(5)The fair value of the contingent consideration derivative liability relating to Greenstone is calculated as the present value of projected future cash flows using a market-interest rate that reflects the risk associated with the delivery of the contingent consideration. The projected cash flows are affected by assumptions related to the achievement of production milestones.
There were no amounts transferred between levels of the fair value hierarchy during the years ended December 31, 2022 and 2021.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

30.    FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (CONTINUED)
(b)Fair values of financial assets and financial liabilities (continued)
(ii)Financial assets and financial liabilities not already measured at fair value
At December 31, 2022 and 2021, the fair values of the Company’s financial assets and financial liabilities, excluding lease liabilities, that are not measured at fair value in the statement of financial position as compared to the carrying amounts were as follows:

		December 31, 2022		December 31, 2021
	Level	Carrying amount	Fair value	Carrying amount	Fair value
Non-current receivables from asset sales(1)	3	$20,965	$20,965	$10,321	$10,321
Credit Facility(2)	2	560,788	582,118	279,621	287,255
Convertible Notes(3)	2	267,236	281,381	261,061	384,143
(1)The fair values of non-current receivables from sales of the Company’s non-core assets (note 11) are calculated as the present value of expected future cash flows based on expected amounts and timing of the future cash flows discounted using a market rate of interest for similar instruments.
(2)The fair value of the Credit Facility (note 13(a)) is calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments.
(3)The fair value of the 2019 and 2020 Convertible Notes (note 13(b)) at December 31, 2022 represents the fair value of the debt component of $264.9 million (2021 – $277.7 million) and the fair value of the equity component of $16.5 million (2021 – $106.4 million). The fair value of the debt component is calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments.
(4)At December 31, 2022 and 2021, the carrying amounts of the Company’s cash and cash equivalents, restricted cash, trade and other current receivables, accounts payable and accrued liabilities and other current liabilities approximate their fair values due to the short-term nature of the instruments.
31.    FINANCIAL INSTRUMENT RISKS AND RISK MANAGEMENT
The Company is exposed in varying degrees to a variety of financial instrument related risks including credit risk, liquidity risk and market risk. The Company’s Board of Directors approves and oversees the Company’s risk management process, which seeks to minimize the potential adverse effects of financial risks on the Company’s financial results. At December 31, 2022, the financial risks to which the Company is exposed and the Company’s objectives, policies and processes for managing those risks are as follows:
(a)Credit risk
Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations.
The Company is primarily exposed to credit risk on its cash and cash equivalents, trade receivables, restricted cash and other current and non-current receivables. The Company’s maximum exposure to credit risk at December 31, 2022, represented by the carrying amounts of these financial assets, was $264.5 million (2021 – $354.6 million).
The Company limits its exposure to credit risk on its cash and cash equivalents and restricted cash by investing in high credit quality instruments and maintaining its cash balances in financial institutions with strong credit ratings.
Credit risk arising from the Company’s trade receivables is low with negligible expected credit losses as the Company sells its products to large global financial institutions and other companies with high credit ratings. Credit risk relating to receivables from sales of the Company’s non-core assets is mitigated by collateral held as security in the event of default.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

31.    FINANCIAL INSTRUMENT RISKS AND RISK MANAGEMENT (CONTINUED)
(b)Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.
The Company enters into contracts in the normal course of business that give rise to commitments for future payments. The following table summarizes the contractual maturities of the Company’s financial liabilities, and operating and capital purchase commitments at December 31, 2022:

	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter	Total
Accounts payable and accrued liabilities	$226,028	$—	$—	$—	$—	$—	$226,028
Loans and borrowings(1)(2)	55,258	190,038	182,179	596,667	—	—	1,024,142
Derivative liabilities	1,204	526	—	—	—	—	1,730
Lease liabilities(2)	21,407	13,055	756	746	532	—	36,496
Other financial liabilities(2)	6,760	2,346	2,346	2,346	2,346	2,346	18,490
Reclamation and closure costs(2)	3,734	2,889	7,912	14,404	20,788	136,830	186,557
Purchase commitments(2)	81,385	11,962	8,295	7,495	7,092	33,929	150,158
Other operating commitments(2)	31,895	33,169	17,868	18,583	19,326	29,635	150,476
Total	$427,671	$253,985	$219,356	$640,241	$50,084	$202,740	$1,794,077
(1)Amount includes principal and interest payments, except accrued interest, which is included in accounts payable and accrued liabilities.
(2)Amounts represent undiscounted future cash flows.
The Company has a $700 million Revolving Facility available for general corporate purposes, other than for repayment of amounts owing under the 2019 and 2020 Convertible Notes, of which it has utilized $572.8 million at December 31, 2022. Inflationary pressures and volatility in gold price have contributed to increasing risks that cash flow from operations and other sources of liquidity will be insufficient to meet the Company’s financial obligations as they become due and fund the Company’s ongoing development and construction projects.
The Company’s objective in managing its liquidity risk is to ensure there is sufficient capital to meet its short-term business requirements after taking into account the Company’s holdings of cash and cash equivalents. The Company seeks to manage its liquidity risk through a rigorous planning, budgeting and forecasting process to help determine the funding requirements to support its current operations, development and expansion plans. The Company also manages its liquidity risk by managing its capital structure (note 32).
(c)Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company is exposed to the following market risks: interest rate risk, currency risk and other price risk.
(i)Interest rate risk
Interest rate risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates.
The Company is exposed to interest rate cash flow risk on its Revolving Facility which is subject to variable interest rates based on SOFR (note 13(a)). A 1.0% increase or decrease in the SOFR interest rate during the year ended December 31, 2022 would have resulted in an increase or decrease of $3.0 million, respectively, in the Company’s net loss during the year ended December 31, 2022.
The Company is also exposed to interest rate cash flow risk on its cash and cash equivalents and restricted cash that earn variable interest.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

31.    FINANCIAL INSTRUMENT RISKS AND RISK MANAGEMENT (CONTINUED)
(c)Market risk (continued)
(i)Interest rate risk (continued)
The Company is exposed to interest rate fair value risk on the 2019 and 2020 Convertible Notes, which are subject to fixed interest rates (note 13(b)). The Company manages its interest rate risk with a mix of fixed and variable rate debt. A change in market interest rate would impact the fair values of the 2019 and 2020 Convertible Notes. However, as the Convertible Notes are measured at amortized cost, changes in market interest rates would have had no impact to the Company’s net income during the year ended December 31, 2022.
(ii)Foreign currency risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments, in functional currency terms, will fluctuate because of changes in foreign exchange rates. Except for Greenstone, which uses the Canadian dollar as its functional currency, the functional currency of the Company and its subsidiaries is the US dollar. The Company and its subsidiaries are exposed to currency risk on transactions, investments and balances denominated in currencies other than USD, principally on BRL, MXN, and CAD expenses. Greenstone is exposed to currency risk on transactions and balances denominated in USD.
The following table summarizes the Company’s exposure to currency risk arising from financial assets and financial liabilities, excluding foreign exchange contracts, denominated in foreign currencies:

At December 31, 2022	BRL	MXN	CAD	USD
Financial assets
Cash and cash equivalents	$9,088	$244	$48,357	$7,036
Marketable securities	—	—	36,867	—
Derivative assets	—	—	29,154	—
Restricted cash	5,550	—	—	1,740
Other financial assets	—	—	5,028	—
Financial liabilities
Accounts payable and accrued liabilities	(61,946)	(28,234)	(9,233)	(11,677)
Derivative liabilities	—	—	(695)	—
Lease liabilities	(6,226)	(131)	(231)	(2,298)
Other financial liabilities	—	—	—	(10,597)
	$(53,534)	$(28,121)	$109,247	$(15,796)
At December 31, 2021
Financial assets
Cash and cash equivalents	$14,819	$558	$42,445	$2
Marketable securities	—	—	240,530	—
Derivative assets	—	—	123,501	—
Restricted cash	4,400	—	—	7,796
Other financial assets	—	—	8,758	—
Financial liabilities
Accounts payable and accrued liabilities	(52,162)	(49,997)	(13,310)	(3,917)
Derivative liabilities	—	—	(32,874)	—
Lease liabilities	(2,432)	(253)	(490)	—
Other financial liabilities	—	—	—	—
	$(35,375)	$(49,692)	$368,560	$3,881

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

31.    FINANCIAL INSTRUMENT RISKS AND RISK MANAGEMENT (CONTINUED)
(c)Market risk (continued)
(ii)Foreign currency risk (continued)
Based on the above foreign currency denominated financial assets and financial liabilities at December 31, 2022, excluding the effect of foreign exchange contracts, the reasonably possible weakening in foreign currencies against the USD and the USD against CAD at such date, assuming all other variables remained constant, would have resulted in the following decrease (increase) in the Company’s net loss during the year ended December 31, 2022:

2022
BRL – 20%	$7,816
MXN – 10%	2,053
CAD – 10%	(7,975)
USD – 10%	1,153
In accordance with its foreign currency exchange risk management program, the Company uses foreign exchange contracts to manage its exposure to currency risk on expenditures in BRL, MXN and CAD which are accounted for as derivative financial instruments (note 14(a)(ii)). At December 31, 2022, a 20%, 10% and 10% weakening in the BRL, MXN and CAD, respectively, against the USD would have resulted in a decrease of $1.7 million in the fair value of the foreign currency net derivative asset and increase in the Company’s net loss during the year ended December 31, 2022. A 20%, 10% and 10% strengthening in the BRL, MXN and CAD, respectively, against the USD would have resulted in an increase of $2.2 million in the fair value of the foreign currency net derivative asset and decrease in the Company’s net loss during the year ended December 31, 2022.
(iii)Other price risk
Other price risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices, other than interest rate risk or currency risk.
The Company holds investments in marketable securities and warrants and has issued warrants which are measured at fair value. The fair values of investments in marketable securities are based on the closing share price of the securities at the reporting date. The fair values of the investments in warrants and warrants issued are measured using the Black-Scholes option pricing model with the closing share price of the underlying securities as an input. A 10% increase in the applicable share prices would have resulted in a decrease of $1.3 million and $1.4 million in the Company’s net loss and other comprehensive loss, respectively. A 10% decrease in the applicable share prices would have resulted in an increase of $1.3 million and $1.4 million in the Company’s net loss and other comprehensive loss, respectively.
32.    CAPITAL MANAGEMENT
The capital of the Company consists of items included in the Company’s equity and loans and borrowings, net of cash and cash equivalents. The Company’s capital, as defined above, is summarized in the following table:

	December 31, 2022	December 31, 2021
Equity	$2,353,084	$2,585,345
Loans and borrowings	828,024	540,682
	3,181,108	3,126,027
Less: cash and cash equivalents	(200,769)	(305,498)
	$2,980,339	$2,820,529

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

32.    CAPITAL MANAGEMENT (CONTINUED)
The Company’s primary objective when managing capital is to ensure it will be able to continue as a going concern and that it has sufficient ability to satisfy its capital obligations and ongoing operational expenses, as well as having sufficient liquidity to fund suitable business opportunities as they arise. The Company manages its capital structure and makes adjustments as necessary in light of economic conditions. The Company, upon approval from its Board of Directors, seeks to balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances. To maintain its capital structure, the Company may, from time to time, issue or buy back equity, draw down or repay debt, or sell assets, including its marketable securities or other investments.
As described in note 18(b), on November 21, 2022, the Company filed a base shelf prospectus that allows the Company to make offerings of up to $500 million of common shares, debt securities, subscription receipts, share purchase contracts, units or warrants in one or more issuances over a 25-month period. In addition, on November 21, 2022, the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may sell common shares for aggregate proceeds of up to $100 million, and concurrently, entered into an ATM Program pursuant to which the Company may sell the Offered Shares. For the period from November 21, 2022 to December 31, 2022, the Company issued 2,281,402 common shares under the ATM Program for gross proceeds of $8.0 million and in January 2023, issued an additional 4,369,615 common shares for gross proceeds of $16.9 million.
33.    CONTINGENCIES
At December 31, 2022, the Company had the following outstanding matters:
(a)Legal
The Company is a defendant in various lawsuits and legal actions for alleged fines, labour related and other matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle a claim. To the extent management believes it is probable that a cash outflow will be incurred to settle a claim, a provision for the estimated settlement amount is recognized. At December 31, 2022, the Company recognized a provision of $9.2 million (2021 – $11.6 million) for legal matters which is included in other non-current liabilities.
(b)Environmental
A historic rain event caused widespread flooding in the Aurizona region in March 2021 and a fresh water pond on the Aurizona site overflowed during the rain event. The tailings facility and other infrastructure at the Aurizona site remained operational. The Company received notices from the local state government of environmental infractions related to turbidity in the local water supply at Aurizona with associated fines at December 31, 2022 totaling $9.7 million (2021 – $9.2 million). In addition to the fines, public civil actions have been filed against the Company in the State and Federal courts claiming various damages as a result of the rain event. The Company and its advisors believe the fines and public civil actions are without merit and it is not probable that a cash outflow will occur. Accordingly, no amount has been recognized in relation to the fines.
The above matters could have an adverse impact on the Company’s financial performance, cash flows and results of operations if they are not resolved favorably.